Exhibit 99.1

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 9991

2026 INTERIM REPORT



*For identification purposes only



CONTENTS

DEFINITIONS

In this interim report, unless the context otherwise requires, the following expressions shall have the following meanings:

"2014 Plan"	the share incentive plan adopted by the Company in May 2014 and terminated in November 2022
"2015 Plan"	the share incentive plan adopted by the Company in May 2015 and terminated in November 2022
"2022 Plan"	the share incentive plan adopted by the Company in November 2022, as amended or supplemented from time to time
"ADS(s)"	American Depositary Shares (each representing three Class A ordinary shares)
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Board" or "Board of Directors"	the board of directors of the Company
"CG Code"	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules, as amended from time to time
"China" or "PRC"	the People's Republic of China
"Class A ordinary shares"	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at the Company's general meeting
"Class B ordinary shares"	Class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on any resolution tabled at the Company's general meeting
"Company"	Baozun Inc., a company incorporated in the Cayman Islands as an exempted company with limited liability on December 17, 2013, the Shares of which are listed on the Main Board of the Stock Exchange and the ADS of which are listed on the NASDAQ
"Director(s)"	director(s) of the Company

"Group", "we", "us" or "our"	the Company, consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong dollars", "HKD" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"U.S. dollars"	United States dollar, the lawful currency of United States
"Listing"	the listing of the Shares on the Main Board
"Listing Date"	the date of Listing of the Company, i.e. September 29, 2020
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operated in parallel with GEM of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Mr. Qiu"	Mr. Vincent Wenbin Qiu, our founder, chairman of the Board and chief executive officer
"Mr. Wu"	Mr. Junhua Wu, one of our co-founders, our Director and chief strategy officer
"NASDAQ"	Nasdaq Global Select Market in the United States
"Primary Conversion"	the Company's voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange effective from November 1, 2022
"Prospectus"	the prospectus of the Company dated September 18, 2020
"Renminbi" or "RMB"	the lawful currency of the PRC
"Reporting Period"	the period from January 1, 2026 to June 30, 2026

"RSU(s)"	restricted share unit(s)
"SEC"	the Securities and Exchange Commission of the United States
"Service Provider(s)"	the consultants, dependent contractors or agents (excluding professional advisors and experts) of the Company or a subsidiary
"SFO"	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	the 2014 Plan, the 2015 Plan and the 2022 Plan
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange" or "Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

* *For identification purposes only*

This interim report contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7851 to US$1.00 for the financial figures in relation to the Reporting Period, RMB6.9931 to US$1.00 for the financial figures in relation to the year ended December 31, 2025, and RMB7.1636 to US$1.00 for the financial figures in relation to the six months ended June 30, 2025, being the noon buying rate in effect on June 30, 2026, December 31, 2025 and June 30, 2025, respectively, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

LANGUAGE

If there is any inconsistency between the English version and Chinese version of this interim report, the English version shall prevail, provided that if there is any inconsistency between the Chinese names of the entities or enterprises established in the PRC mentioned in this interim report and their English translations, the Chinese names shall prevail.

BOARD OF DIRECTORS

Directors

Mr. Vincent Wenbin Qiu (仇文彬)
(Founder, Chairperson and Chief Executive Officer)
Mr. Junhua Wu (吳駿華)
(Co-founder and Chief Strategy Officer)
Dr. Jun Wang (王俊)
Ms. Bin Yu (余濱)

Independent Directors

Mr. Yiu Pong Chan
Mr. Steve Hsien-Chieng Hsia
Mr. Benjamin Changqing Ye (葉長青)

AUDIT COMMITTEE

Mr. Benjamin Changqing Ye (葉長青) (Chairman)
Mr. Yiu Pong Chan
Mr. Steve Hsien-Chieng Hsia

COMPENSATION COMMITTEE

Mr. Yiu Pong Chan (Chairman)
Mr. Steve Hsien-Chieng Hsia
Mr. Benjamin Changqing Ye (葉長青)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Steve Hsien-Chieng Hsia (Chairman)
Mr. Yiu Pong Chan
Mr. Benjamin Changqing Ye (葉長青)
Ms. Bin Yu (余濱)

JOINT COMPANY SECRETARIES

Ms. Wendy Shu Sun (孫舒)
Ms. So Ka Man

AUTHORISED REPRESENTATIVES

Mr. Vincent Wenbin Qiu
Ms. So Ka Man

REGISTERED OFFICE

Vistra (Cayman) Limited
P.O. Box 31119 Grand Pavilion, Hibiscus Way
802 West Bay Road
Grand Cayman, KY1-1205
Cayman Islands

PRINCIPAL EXECUTIVE OFFICES OF MAIN OPERATIONS

No. 1-9, Lane 510, West Jiangchang Road
Shanghai 200436, China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1928, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Vistra (Cayman) Limited
P.O. Box 31119 Grand Pavilion, Hibiscus Way
802 West Bay Road
Grand Cayman, KY1-1205
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

AUDITOR

KPMG
Public Interest Entity Auditor registered under
the Accounting and Financial Reporting Council
Ordinance
8th Floor, Prince's Building,
10 Chater Road
Central, Hong Kong

LEGAL ADVISOR

Davis Polk & Wardwell
10th Floor
The Hong Kong Club Building
3A Chater Road
Hong Kong

PRINCIPAL BANKERS

Ping An Bank Co., Ltd.
14/F, No. 5047 Shennan Road East
Shenzhen
PRC

STOCK CODE

HKEX: 9991
NASDAQ: BZUN

WEBSITE

www.baozun.com

WEIGHTED VOTING RIGHT STRUCTURE

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at the Company's general meetings, except as may be otherwise required by law or by the Listing Rules or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American Depositary Shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 13,300,738 Class A ordinary shares, representing approximately 8.26% of the total number of issued and outstanding Class A ordinary shares or 7.63% of the enlarged issued and outstanding shares of the Company (without taking into account any shares to be issued underlying the unexercised options, the unvested RSUs or other awards may be granted from time to time pursuant to the 2014 Plan, the 2015 Plan and the 2022 Plan, and treasury shares) as of June 30, 2026.

WVR BENEFICIARY

As of June 30, 2026, the weighted voting rights ("**WVR**") beneficiaries are Mr. Vincent Wenbin Qiu, our founder, chairman of the Board and chief executive officer and Mr. Junhua Wu, our co-founder, director and chief strategy officer.

Mr. Vincent Wenbin Qiu

Mr. Qiu is interested in and controls, through Jesvinco Holdings Limited, a company wholly owned by Mr. Qiu, 10 Class A ordinary shares and 9,410,369 Class B ordinary shares. Mr. Qiu also beneficially owns 5,346,616 Class A ordinary shares, comprising 405,000 Class A ordinary shares underlying unvested restricted share units under the 2022 Plan. As of June 30, 2026, Mr. Qiu controlled 33.67% of the aggregate voting power of our Company (excluding the treasury shares held by the Company).

Mr. Junhua Wu

Mr. Wu is interested in and controls, through Casvendino Holdings Limited (a company wholly owned by Mr. Wu), 2,764,707 Class A ordinary shares and 3,890,369 Class B ordinary shares. Mr. Wu also beneficially owns 807,657 Class A ordinary shares. As of June 30, 2026, Mr. Wu controlled 14.44% of the aggregate voting power of our Company (excluding the treasury shares held by the Company).

The Company's WVR structure enables the WVR beneficiaries to exercise voting control over the Company notwithstanding that the WVR beneficiaries do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR beneficiaries who will control the Company with a view to its long-term prospects and strategy. Prospective investors are advised to be aware of the potential risks of investing in companies with weighted voting rights structures, in particular that interests of the WVR beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR beneficiaries will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions, irrespective of how other Shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our Articles of Association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

As the Company was initially listed as a grandfathered greater China issuer pursuant to Chapter 19C of the Listing Rules with a WVR structure, certain shareholder protection measures and governance safeguards under Chapter 8A of the Listing Rules do not apply to the Company pursuant to Rule 8A.46 of the Listing Rules. The relevant exemptions pursuant to Chapter 8A of the Listing Rules continue to apply after the Primary Conversion.

BUSINESS OVERVIEW

Overview

We are a leading pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Recognizing the growing convergence of online and offline commerce, we view this trend as a significant opportunity. Adhering to our vision of "Technology Empowers Future Success", our advanced technology and operating platforms provide a unified and robust foundation that supports our expanded range of services and markets. In 2023, we expanded our businesses into three business lines – Baozun E-commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). Our 19 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines. Starting from the first quarter of 2023, we have two operating segments: E-Commerce (encompassing BEC and BZI) and Brand Management (representing BBM).

E-Commerce includes our China and international e-commerce businesses, such as brands' store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands.

Our revenue increased by 11% from RMB4,617.0 million for the six months ended June 30, 2025 to RMB5,124.0 million for the same period in 2026, primarily driven by both of the Group's two business lines. Our non-GAAP income from operations expanded to RMB82.4 million for the six months ended June 30, 2026, compared with non-GAAP loss from operations of RMB60.8 million for the same period of 2025, primarily due to enhanced business quality and operating efficiency.

E-Commerce

E-Commerce includes our e-commerce businesses, such as brands' store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Our competitive advantages have enabled us to achieve rapid growth in our brand partnerships. We collaborate with global leaders in their respective verticals, including brands like Philips, Nike, and Microsoft. Our ability to help brand partners navigate the challenges arising from the macroeconomy, by leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions, demonstrates the value of our services.

The E-Commerce segment comprises two business lines, BEC (Chinese Mainland) and BZI (markets outside Chinese Mainland, including Hong Kong SAR, Macau SAR, Taiwan Region, Southeast Asia and France).

With our deep understanding of the needs of various brands, we are able to offer value propositions that set us apart from other market players.

- Multi-category, multi-brand capabilities: Our capabilities extend across multiple categories and brands of different types, scales, and stages of development. We possess in-depth industry-specific domain knowledge that spans the entire e-commerce value chain.

- Full-scope services: We provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operations, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is backed by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations; big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions; customer relationship management, or CRM, that supports attentive real-time pre-sale and post-sale customer services and engagement; and order management system, or OMS, and warehouse management system, or WMS, that enable integrated and reliable multi-category warehousing and fulfillment services. We remain committed to invest in new technologies and infrastructure to provide innovative and reliable solutions to our brand partners.

- Omni-channel coverage: We help brand partners adapt to and thrive in China's complex e-commerce ecosystem and evolving e-commerce landscape. We enable brands to integrate online and offline operations. We help brand partners formulate and implement coherent e-commerce strategies, which require holistic performance analysis across channels and balanced tactics for different platforms.

Based on the different needs of our brand partners, we operate under three business models: the distribution model, the service fee model, and the consignment model. We generate product sales revenues primarily through selling the products that we purchase from our brand partners and/or their authorized distributors to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the service fee model and the consignment model.

In addition to Chinese Mainland, we also have offices in 11 overseas markets, including Hong Kong SAR, Macau SAR, Taiwan Region, Singapore, Malaysia, Philippines, Thailand, Korea, Japan, Vietnam and France.

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that cater to our brand partners' unique needs. We leverage our brand partners' resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a crucial part of our brand partners' e-commerce functions.

Our e-commerce capabilities encompass every aspect of the e-commerce value chain, including online store operations, customer service, IT solutions, digital marketing, warehousing, and fulfillment. Depending on each brand partner's specific needs and the characteristics of its product category, our brand partners utilize one or a blend of our solutions under one or a combination of our business models: the distribution model, the service fee model, and the consignment model.

Operational Highlights of E-Commerce for the Six Months Ended June 30, 2026

During the first six months ended June 30, 2026, service revenue grew by 8.5%, primarily driven by digital marketing and IT solutions.

BEC has become a sustainable cash engine. Through sharper execution and continued cost rigor, BEC is now more agile and consistently profitable. We have moved from pursuing scale to focusing on value-prioritizing margin expansion and reliable cash generation.

Our omnichannel capability remains one of Baozun's core advantages and a focus for development going forward. We continue to develop our omni-channel capabilities, with a strong focus on emerging channels, such as Douyin and Rednote. We believe leveraging this established network will extend our success across major e-commerce platforms and drive sustained growth.

We also continued to focus on strengthening our bottom line. Across the organization, we are implementing a series of lean initiatives designed to streamline processes, reduce costs, and enhance efficiency. We are encouraged by the early results from our technology innovation and AI-powered automation pilots, which we expect to accelerate across the Group to enhance productivity, streamline operations, and drive further efficiency gains. These efforts have significantly improved our profitability, with E-Commerce's non-GAAP operating income expanding to RMB120.0 million for the six months ended June 30, 2026.

Brand Management

Brand Management engages in holistic brand management and serves as an all-rounded partner for global brands to further unlock their business potential in China. BBM offers expertise in strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BBM targets the mid-end and premium consumer lifestyle brands segment.

Our first key acquisition was the Gap Greater China business. In January 2023, we completed the acquisition of Gaipu (Shanghai) Commercial Co., Ltd. and commenced operating the Gap business in Chinese Mainland, Hong Kong SAR, and Macau SAR. Concurrently, we and The Gap, Inc. established a series of business arrangements under which The Gap, Inc. granted us the exclusive rights to manufacture, market, distribute, and sell Gap products in Greater China, including the ability to localize the offering.

In 2023, Baozun Brand Management Limited acquired 51% equity interest in a special purpose vehicle (the "**SPV**") established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia. As of June 30, 2026, the SPV has granted Baozun's affiliates the right to manufacture, market, distribute and sell Hunter brand products in (i) Greater China and (ii) Singapore, Malaysia, Cambodia, the Philippines, Thailand and Vietnam respectively on an exclusive basis.

Our technologies and insights enable us to forge a sustainable, symbiotic relationship between physical retail and online commerce. We aim to deliver the best-in-class, seamless omni-channel experience by integrating the digital and the physical at scale, and to excel where few have done so in retail. We are evolving into a leading brand management company of iconic brands through a combination of transformative acquisitions and the consistent growth of our brands in China across all channels.

GAP overview

GAP is one of the world's most recognized lifestyle brands, uplifting and inspiring consumers since 1969. The brand creates iconic style, which builds on its heritage grounded in denim and khakis and comes alive at the intersection of the classic and the new. GAP is an authority on modern American style.

GAP represents a good example for BBM to build its business model and achieve the target of integrating digital technology, retail, and brands. Our current priorities include refining products and merchandizing tactics, enhancing supply chain infrastructures, and upgrading back-end systems, including talents and technologies, to pursue our technology-empowered, China-for-China, and digitalized modern new retail model.

Our key strategic pillars for 2026 focus on merchandising, channel expansion and marketing initiatives for Gap, aimed at building healthy topline momentum while continuing to improve profitability. As of June 30, 2026, we operated 167 offline stores for GAP in Chinese Mainland. While most stores are located in first- and second-tier cities, the brand continues to expand into other high-potential cities across China. We plan to open approximately 50 new stores in 2026 and will further optimize our store structure and locations.

Operational Highlights of Brand Management for the Six Months Ended June 30, 2026

During the first six months ended June 30, 2026, total revenue from BBM increased by 30.3% year-over-year to RMB1,023.4 million. We have 184 offline stores, including 167 GAP stores and 17 stores for other emerging brands under our management at the end of June 2026. Our key strategic pillars for 2026 focus on merchandising, channel expansion and marketing initiatives for Gap, aimed at building healthy topline momentum while continuing to improve profitability.

Merchandising Management

Merchandising remains the core growth engine for GAP. China-for-China product is our core priority. It is essential for us to interpret the GAP's brand DNA in a way that's relevant to the Chinese market. Core categories such as denim, sweatshirts, and knitwear continued to anchor performance, supported by selective collaborations that complemented the assortment. For instance, our partnership with the Forbidden City and the Peking Opera, has maintained strong sell-through, showcasing our ability to blend Chinese cultural storytelling with GAP's global DNA in a commercially effective manner. During the Reporting Period, we collaborated closely with brand ambassadors to create authentic, engaging content that connects with our audience. We also launched seasonal products and limited styling collections aligned with key moments in the retail calendar. These brand ambassador-driven initiatives have boosted social buzz, leading to higher consumer engagement, increased brand visibility, and a stronger brand voice.

Marketing Management

Our strategic marketing initiatives are fundamental to strengthening brand equity, amplifying brand desirability through compelling storytelling and digital engagement. By leveraging multichannel campaigns and targeted collaborations, we effectively enhance customer acquisition and foster lasting brand loyalty in a competitive apparel landscape. These efforts are pivotal in shaping consumer perception, which directly supports sustainable growth and a healthier brand portfolio. Marketing in the first half of 2026 focused on localized campaigns, including our Cheng Yi brand ambassador campaign, alongside the Victoria Beckham collaboration and other global partnerships, strengthening consumer engagement and brand relevance. We also strengthened integrated online and offline campaigns, social content, and experiential formats around key moments including Spring Break, Labor Day, 618, and Summer Sales, driving strong omni-channel momentum. Overall, these efforts continued to strengthen brand positioning while supporting traffic, engagement, and sales.

Retail Management

Offline expansion continues to be a strategic priority for us. With a consumer-centric and retail-oriented strategy, we have successfully improved our competitiveness, store efficiency, and responsiveness to the ever-changing market. During the Reporting Period, we continued to optimize our retail management capabilities.

In the first half of 2026, we opened a total of 11 new GAP stores and 4 stores for other emerging brands, bringing our total store count to 184 by the end of June 2026. Our new stores continue to outperform older locations, driven by better site selection and enhanced visual merchandising. The improved in-store experience and outfit-based presentation have driven a double-digit gain in sales productivity. These early performance indicators are highly encouraging and reinforce our confidence in our store expansion strategy. As a result, we are accelerating our store opening efforts to build on this momentum, and will continue to leverage a hybrid model that combines direct and partnership stores for network expansion, in line with our asset-light approach.

Supply Chain Management

Effective supply chain management is crucial for achieving sustainable growth. We focus on product innovation, quality control, and ensuring the responsiveness and cost-effectiveness of our supply chain. During the Reporting Period, we enhanced our supply chain capabilities to better meet consumer demands. We will continue to develop strategies to enhance the operational efficiency of our supply chain and unlock gross margin opportunities. We believe improving our supply chain efficiencies and managing working capital through the effective use of our infrastructure will enable us to control costs better and provide superior service to our customers.

Talent

We believe that the talent, commitment, and passion of our teams will always be key to our competitive edge. We offer a unique fashion proposition, defined by creativity, innovation, design, and quality. We successfully filled critical positions in a short timeframe. Our new hires are local industry experts with vast experience in both well-known leading multinational corporations and local apparel companies. We believe this will accelerate our business transformation and enhance organizational efficiency.

Overall, Brand Management reached a defining inflection point. After three years of repositioning and localization, our brand management platform and GAP achieved its first quarterly breakeven in the fourth quarter of 2025. This milestone validates the sustainability of our model. Importantly, scale is beginning to translate into tangible operating leverage, marking the transition from turnaround to profitable growth.

PROSPECTS

In 2026, we are transitioning from rebuilding to scaling. Our priority now is to amplify the progress to accelerate in the next three years. We will do this by expanding E-Commerce's margin, building scale and operating leverage in Brand Management, and deepening the strategic synergies between the two business segments.

As the Company continues to leverage technological innovation and AI-powered infrastructure to enhance productivity, it has revised its 2028 annual Non-GAAP income from operations target upward to at least RMB700 million, from RMB550 million. The Company expects to achieve this target primarily through margin expansion in BEC, driven by efficiency and business quality improvements, scale and operating leverage in BBM, and deeper strategic synergies between BEC and BBM. This target is based on the Company's current expectations, assumptions and business outlook and is subject to significant risks and uncertainties that could cause actual results to differ materially.

We believe that our expertise in technology, applied to brand operations, is central to Baozun's identity. Regardless of the business models we deploy, our technology and expertise provide a cohesive and robust foundation for our strategy. We are encouraged by the early results from our technology innovation and AI-powered automation pilots, which we expect to accelerate across the Group to enhance productivity, streamline operations, and drive further efficiency gains. With strengthened business fundamentals, we remain focused on executing our plans. With a stronger organization, a proven strategy, and a highly focused execution culture, we are entering this next phase with confidence and momentum.

FINANCIAL REVIEW

Revenue

The Group's revenue principally derives from product sales and services. The following table sets out the breakdown of revenue during the indicated periods:

	Six months ended June 30,				
	2026		2025		
Net Revenues	**RMB'000**	**%**	RMB'000	%	Growth Rate %
Product sales	**2,070,580**	**40.4%**	1,803,389	39.1%	14.8%
Services	**3,053,452**	**59.6%**	2,813,632	60.9%	8.5%
Total	**5,124,032**	**100.0%**	4,617,021	100.0%	11.0%

For the Reporting Period, the total net revenues of the Group were approximately RMB5,124.0 million (US$755.2 million) (June 30, 2025: RMB4,617.0 million), representing an increase of approximately 11.0% as compared with the same period in 2025, mainly driven by both of the Group's two business lines.

Revenue from product sales

The increase in the revenue from product sales during the Reporting Period as compared with the same period last year was mainly due to the Company's optimization of its product portfolio in distribution model, especially in the Apparel, health and nutrition sector, as well as by higher sales from the Gap brand, as the Company continued to optimize merchandising plans, channel and marketing initiatives to boost sales. Product sales included product sales from E-Commerce and Brand Management of RMB1,051.1 million and RMB1,022.9 million for the six months ended June 30, 2026, respectively, compared with product sales from E-Commerce and Brand Management of RMB1,021.8 million and RMB782.7 million for the six months ended June 30, 2025.

Revenue from services

The revenue from services increased by RMB239.8 million compared with the same period last year, which was mainly due to an increase of RMB244.5 million from digital marketing and IT solutions.

Cost of Products

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Our cost of products was RMB1,377.6 million (US$203.0 million) for the Reporting Period (June 30, 2025: RMB1,258.7 million). The increase in cost of products during the Reporting Period as compared to the same period last year was mainly attributable to the growth in product sales of both BEC and BBM.

Fulfillment Expenses

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. The fulfillment expenses decreased by 5.5% from RMB1,130.5 million for the six months ended June 30, 2025 to RMB1,068.7 million (US$157.5 million) for the Reporting Period. The decrease was primarily attributable to a decline in E-commerce warehouse and logistics revenue, along with savings in Gap logistics expenses.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. The sales and marketing expenses increased by 19.1% from RMB1,738.2 million for the six months ended June 30, 2025 to RMB2,070.5 million (US$305.2 million) for the Reporting Period, primarily attributable to higher revenue contributions from digital marketing services for BEC, as well as increased marketing activities and expenses associated with the expansion of offline stores for BBM during the Reporting Period.

Technology and Content Expenses

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. The technology and content expenses increased by 3.4% from RMB231.1 million for the six months ended June 30, 2025 to RMB239.0 million (US$35.2 million) for the Reporting Period, primarily attributable to the Company's expanded investments in AI-related projects, partially offset by the Company's continued efforts to implement cost control and efficiency improvement initiatives.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. The general and administrative expenses decreased by 14.1% from RMB394.9 million for the six months ended June 30, 2025 to RMB339.3 million (US$50.0 million) for the Reporting Period. The decrease was primarily due to a write-down of account receivable totaling RMB53.3 million last year.

Other Operating Income (Expenses), Net

Our other operating income mainly consists of cash subsidies received by the subsidiaries of the Group in the PRC from local governments as incentives for conducting business in certain local districts. The other operating income decreased by 19.3% from RMB43.0 million for the six months ended June 30, 2025 to RMB34.7 million (US$5.1 million) for the Reporting Period, primarily attributable to a decrease in government grants.

Other Income (Expenses)

The other income (expenses), net, consist of net interest expenses or income, unrealized investment (loss) gain, fair value change on financial instruments and exchange (loss) gain. For the Reporting Period, other expenses (net) were approximately RMB11.8 million (US$1.7 million), representing an increase of approximately 140.8% from approximately RMB4.9 million for the six months ended June 30, 2025. This increase was primarily attributable to an increase in net interest income.

Income Tax Expense

For the Reporting Period, our income tax expense was RMB35.2 million (US$5.2 million) as compared to RMB6.9 million for the six months ended June 30, 2025, which is primarily attributable to increase in the profits earned by the subsidiaries in Chinese Mainland.

Net Income (loss)

As a result of the above factors, net income of approximately RMB42.0 million (US$6.2 million) for the Reporting Period was recorded, compared to a net loss of RMB92.7 million for the six months ended June 30, 2025.

Current Assets

As of June 30, 2026, the current assets of the Group were approximately RMB6,752.0 million (US$995.1 million), representing a decrease of 0.8% as compared with approximately RMB6,803.1 million as of December 31, 2025. As of June 30, 2026, the current ratio (current assets divided by current liabilities) of the Group was approximately 1.9 times (December 31, 2025: approximately 1.9 times).

Accounts Receivables, net of Allowance for Credit Losses

Our accounts receivables represent receivables from customers. The accounts receivables (net of allowance of credit loss) decreased by 2.8% from RMB2,173.2 million as of December 31, 2025 to RMB2,114.2 million (US$311.6 million) as of June 30, 2026.

Accounts Payable and Notes Payable

Our accounts payables represent payables to suppliers. As of June 30, 2026, accounts payable amounted to approximately RMB453.4 million (US$66.8 million), representing a decrease of approximately 2.7% as compared with approximately RMB466.1 million as of December 31, 2025.

Accrued Expenses and Other Current Liabilities

Other current liabilities primarily consist of logistics expenses accruals, salary and welfare payable as well as marketing expenses accruals.

As of June 30, 2026, accrued expenses and other current liabilities amounted to approximately RMB1,363.4 million (US$200.9 million), representing an increase of approximately 0.3% as compared with approximately RMB1,359.4 million as of December 31, 2025.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, and cancellation fees of repurchased ADSs. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, cancellation fees of repurchased ADSs, fair value change on financial instruments, other-than-temporary impairment of equity method investments, (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, cancellation fees of repurchased ADSs, fair value change on financial instruments, other-than-temporary impairment of equity method investments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investments. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors' assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income (loss) and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, net income (loss), net income (loss) attributable to ordinary shareholders of Baozun, net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures to the nearest U.S. GAAP performance measures is provided below:

Baozun Inc.
Reconciliations of GAAP and Non-GAAP Results
(in thousands, except for share and per ADS data)

	For the six months ended June 30,		
	2025	2026	
	RMB	RMB	US$
(Loss) income from operations	(93,368)	63,666	9,384
Add: Share-based compensation expenses	16,790	4,438	654
Amortization of intangible assets resulting from business acquisition	15,802	14,270	2,103
Non-GAAP (loss) income from operations	(60,776)	82,374	12,141
Net (loss) income	(92,722)	42,027	6,193
Add: Share-based compensation expenses	16,790	4,438	654
Amortization of intangible assets resulting from business acquisition	15,802	14,270	2,103
Unrealized investment (gain) loss	(8,375)	4,632	683
Fair value change on financial instruments	7,654	–	–
Less: Tax effect of amortization of intangible assets resulting from business acquisition[1]	(3,604)	(3,222)	(475)
Non-GAAP net (loss) income	(64,455)	62,145	9,158
Net (loss) income attributable to ordinary shareholders of Baozun Inc.	(97,038)	9,561	1,408
Add: Share-based compensation expenses	16,790	4,438	654
Amortization of intangible assets resulting from business acquisition	11,056	9,586	1,413
Unrealized investment (gain) loss	(8,375)	4,632	683
Fair value change on financial instruments	4,822	–	–
Less: Tax effect of amortization of intangible assets resulting from business acquisition[1]	(2,418)	(2,051)	(302)
Non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc.	(75,163)	26,166	3,856
Diluted non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc. per ADS:	(1.30)	0.45	0.06
Weighted average shares used in calculating diluted net (loss) income per ordinary share	173,335,650	175,643,316	175,643,316

(1) The Company evaluated the non-GAAP adjustment items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, and short-term bank borrowings.

Cash and Cash Equivalents

Our cash and cash equivalents generally consist of bank deposits denominated in RMB, USD and HKD. Bank deposits carry interest at market rates which range from 0% to 6.25% per annum. Our cash and cash equivalents, restricted cash and short-term investment amounted to approximately RMB1,193.6 million (US$175.9 million), RMB90.8 million (US$13.4 million), and RMB1,615.3 million (US$238.1 million) as of June 30, 2026 (December 31, 2025: RMB907.3 million, RMB141.0 million, and RMB1,747.0 million). The cash position remains stable for the Reporting Period and the same period last year.

Short-term Loan

As of June 30, 2026, we had short-term loan of approximately RMB1,239.0 million (US$182.6 million) (December 31, 2025: RMB1,207.8 million).

For the Reporting Period, the effective interest rates of the Group's short-term bank borrowings ranged from 2.1% to 2.9% (December 31, 2025: 2.2% to 2.9%).

Pledge of Assets

As of June 30, 2026, we had RMB184.3 million bank deposits pledged to secure RMB168.0 million outstanding bank borrowing.

Gearing Ratio

The calculation of gearing ratio is based on total liabilities at the end of the period divided by total equity for the period and multiplied by 100.0%. The gearing ratio as of December 31, 2025 and June 30, 2026 were 0.77 and 0.74, respectively.

Contingent Liabilities and Commitments

As of June 30, 2026, the Group did not have any material contingent liabilities or commitments.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, and amounts due from related parties.

We had cash and cash equivalents of RMB1,193.6 million (US$175.9 million) and RMB907.3 million, restricted cash of RMB90.8 million (US$13.4 million) and RMB141.0 million, short-term investments of RMB1,615.3 million (US$238.1 million) and RMB1,747.0 million as of June 30, 2026 and December 31, 2025, respectively. All of the Group's cash and cash equivalents, restricted cash, and short-term investments were held by major financial institutions located in the PRC, Hong Kong SAR, Japan and Taiwan Region which management believes are of high credit quality.

We had accounts receivables, net of allowance for credit losses, of RMB2,114.2 million (US$311.6 million) and RMB2,173.2 million and amounts due from related parties of RMB3.2 million (US$0.5 million) and RMB6.2 million as of June 30, 2026 and December 31, 2025, respectively. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Exchange Risk

The Group is exposed to foreign exchange risk primarily from purchases of goods or services which give rise to payables that are denominated in a foreign currency. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by The People's Bank of China. Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. During the Reporting Period, the Group had deployed certain financial instruments for mitigating its exposures towards foreign currency risk. The Group will continue to keep track of the foreign exchange risk and take prudent measures to mitigate exchange risk, and take appropriate action where necessary.

SIGNIFICANT INVESTMENT HELD, MATERIAL ACQUISITIONS AND DISPOSALS

As of June 30, 2026, there were no significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of June 30, 2026) held by the Group. During the Reporting Period, there were no material acquisitions and disposals of subsidiaries, associates or joint ventures.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

The Group had not executed any agreement in respect of material investment or capital asset and did not have any other plans relating to material investment or capital asset as of the date of this interim report. However, as China e-commerce and retail market evolves, if any potential investment opportunity arises in the coming future, the Group will perform feasibility studies and prepare implementation plans to consider whether it is beneficial to the Group and our Shareholders as a whole.

EMPLOYEES AND REMUNERATION POLICY

As of June 30, 2026, the Group had 6,626 full-time employees, compared with 6,960 as of December 31, 2025. The decrease in full-time employees was mainly due to the Company's efficiency enhancement and cost control initiatives.

Our success depends on our ability to attract, retain and motivate qualified personnel. Most of our senior management team members possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and extensive experience working with brand partners. In addition, our brand management team is comprised of personnel who connect well culturally with brands. We have fostered a corporate culture that encourages teamwork, effectiveness, self-development and a strong commitment to providing superior services to our brand partners. We typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and RSUs under our share incentive plans. We usually enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically extends for up to two years after the termination of employment, during which we compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period. The employee benefit expenses for the six months ended June 30, 2026 were approximately RMB1,367 million.

We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs.

SUBSEQUENT EVENTS

Save as disclosed in this interim report, no events have occurred between June 30, 2026 and up to the date of this interim report that may have a material impact on the Group's operating and financial performance.

CORPORATE GOVERNANCE PRACTICES

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of the Shareholders. The Group has adopted the code provisions in Part 2 of the CG Code as its own code of corporate governance.

Save for the deviation for reasons set out below, during the Reporting Period, the Group has complied with the CG Code.

Pursuant to code provision C.2.1 of the CG Code, the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. However, we do not have a separate chairman and chief executive officer and Mr. Qiu is performing these two roles. Mr. Qiu is responsible for the overall management, operation and strategic development of the Group and has been instrumental to our growth and business operation as the founder of the Group. Taking into account the continuation of management and the implementation of our business strategies, the Directors (including the independent Directors) consider that vesting the roles of the chairman and the chief executive officer in the same person would allow the Company to be more effective and efficient in developing business strategies and executing business plans. The existing arrangements are beneficial to the business prospect and management of the Group and are in the interests of the Company and the Shareholders as a whole. The balance of power and authority is ensured by the operation of the senior management and the Board, both of which comprise experienced and high-calibre individuals. The Board will regularly review the effectiveness of this structure to ensure that it is appropriate to the Group's circumstances.

The Company will continue to review and enhance its corporate governance practices, and identify and formalize appropriate measures and policies, to ensure compliance with the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code as a code of conduct for securities transactions by the Directors during the Reporting Period.

Having made specific enquiry to all the Directors, all the Directors confirmed that they have strictly complied with the required standards set out in the Model Code during the Reporting Period.

The Board has also adopted the Model Code to regulate all dealings by relevant employees, including any employee or a director or employee of a subsidiary or holding company, who, because of his/her office or employment, are likely to be in possession of unpublished inside information of the Company in respect of securities in the Company. No incident of non-compliance with the Model Code by the Company's relevant employees has been noted during the Reporting Period after making reasonable enquiry.

EMPLOYEE INCENTIVE PLANS

1. 2014 Plan

The Company adopted the 2014 Plan on May 30, 2014 and subsequently terminated on November 1, 2022.

The 2014 Plan was terminated with effect from November 1, 2022 and no new awards (including options) shall be granted, however, the 2014 Plan continues to govern all awards (including options) granted prior to November 1, 2022.

As at the date of this interim report, a total number of 70,335 Shares were available for issue pursuant to awards (including options) granted under the 2014 Plan, representing 0.04% of the issued and outstanding Shares (excluding treasury shares).

Details of the grantees and movements of the options granted under the 2014 Plan during the six months ended June 30, 2026 are as follows:

Categories of Grantee	Balance as of January 1, 2026	Exercise price (US$/Share)	Date of grant	Exercised during the period	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the options have been exercised (US$)	Lapsed during the period	Balance as of June 30, 2026
Employees							
Employees other than the Directors	70,335	1.5000	February 6, 2015	–	–	–	70,335
Total	70,335			–		–	70,335

Notes:

(1) All the options granted under the 2014 Plan have been vested prior to January 1, 2026 and have an exercise period of ten years from the respective date of grant.

(2) No option was granted or cancelled under the 2014 Plan during the Reporting Period.

For further details of the 2014 Plan, please refer to "Directors, senior management and employees – Compensation – 2014 Share Incentive Plan and 2015 Share Incentive Plan" of the Prospectus.

2. 2015 Plan

The Company adopted the 2015 Plan on May 5, 2015 and subsequently terminated on November 1, 2022.

The 2015 Plan was terminated with effect from November 1, 2022 and no new awards (including options) shall be granted, however, the 2015 Plan continues to govern all awards (including options) granted prior to November 1, 2022.

As at the date of this interim report, no Share was available for issue pursuant to awards (including options) granted under the 2015 Plan, representing 0% of the issued and outstanding Shares (excluding treasury shares).

Details of the grantees and movements of the RSUs under the 2015 Plan during the six months ended June 30, 2026 are as follows:

Categories of Grantee	Balance as of January 1, 2026 (Class A ordinary shares)	Date of grant	Granted during the period[3] (Class A ordinary shares)	Vested during the period (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the period (Class A ordinary shares)	Balance as of June 30, 2026
Other Employees	25,200	April 1, 2022	–	25,200	2.39	–	–
Total	25,200			25,200		–	–

Notes:

(1) The RSUs were vested as ADSs, thus the weighted average closing prices were calculated with closing prices of the ADSs as of the respective dates.

(2) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective grantees being met, 25,200 unvested RSUs as of January 1, 2026 have vested on April 1, 2026. All of the RSUs granted have an exercise period of ten years from the respective date of grant. The grantees are not required to pay any purchase price for the Class A ordinary shares issuable under the RSUs.

(3) No RSU was granted or cancelled under the 2015 Plan during the Reporting Period.

(4) Save as disclosed above, the RSUs are not subject to any other exercising conditions, purchase price or performance targets.

For further details of the 2015 Plan, please refer to "Directors, senior management and employees – Compensation – 2014 Share Incentive Plan and 2015 Share Incentive Plan" of the Prospectus.

3. 2022 Plan

The Company adopted the 2022 Plan by way of ordinary resolution passed by the Shareholders with effect from November 1, 2022.

As of January 1, 2026, awards representing 6,317,126 Class A ordinary shares were available for grant under the 2022 Plan, within which, awards representing 524,652 Class A ordinary shares were available for grant to the Service Providers.

On June 16, 2026, the refreshment of each of the scheme mandate limit and the service provider sublimit under the 2022 Plan has been approved by the Shareholders at the annual general meeting. Accordingly, as of June 30, 2026, awards representing 17,438,516 Class A ordinary shares were available for grant under the 2022 Plan, within which, awards representing 5,231,555 Class A ordinary shares were available for grant to the Service Providers.

As at the date of this interim report, the total number of Shares available for issue under the 2022 Plan is 21,897,773 Shares, representing approximately 12.55% of the issued and outstanding Shares (excluding treasury shares).

Details of the participants and movements of the RSUs granted under the 2022 Plan during the six months ended June 30, 2026 are as follows:

Categories of Grantee	Balance as of January 1, 2026 (Class A ordinary shares)	Date of grant	Granted during the period[1] (Class A ordinary shares)	Vested during the period (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the period (Class A ordinary shares)	Cancelled during the period (Class A ordinary shares)	Balance as of June 30, 2026
Employee participants								
1. Director								
Mr. Vincent Wenbin Qiu	405,000	April 1, 2023	–	–	–	–	–	405,000
Ms. Bin Yu	–	May 21, 2026	24,000	–	–	–	–	24,000
Mr. Steve Hsien-Chieng Hsia	–	May 21, 2026	42,000	–	–	–	–	42,000
Mr. Yiu Pong Chan	–	May 21, 2026	42,000	–	–	–	–	42,000
Mr. Benjamin Changqing Ye	–	May 21, 2026	42,000	–	–	–	–	42,000
Sub-total	405,000		150,000	–		–	–	555,000

Categories of Grantee	Balance as of January 1, 2026 (Class A ordinary shares)	Date of grant	Granted during the period[3] (Class A ordinary shares)	Vested during the period (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the period (Class A ordinary shares)	Cancelled during the period (Class A ordinary shares)	Balance as of June 30, 2026
2. Other Employees								
Employees other than								
the Directors	303,750	December 2, 2022	–	–	–	–	–	303,750
	45,900	December 2, 2022	–	37,798	2.59	2	–	8,100
	52,200	April 1, 2023	–	26,100	2.39	–	–	26,100
	16,200	November 24, 2023	–	–	–	–	–	16,200
	58,650	April 2, 2024	–	17,250	2.39	–	–	41,400
	45,900	November 25, 2024	–	–	–	22,950	–	22,950
	129,000	September 2, 2025	–	–	–	–	–	129,000
	–	March 30, 2026	3,198,357	–	–	–	–	3,198,357
	–	March 30, 2026	180,000	–	–	–	–	180,000
Sub-total	651,600		3,378,357	81,148		22,952	–	3,925,857
Total	1,056,600		3,528,357	81,148		22,952	–	4,480,857

Notes:

(1) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 3,966,300 RSUs granted on December 2, 2022, (i) for 3,531,300 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on December 2, 2023, 2024, 2025 and 2026, respectively; (ii) for 186,000 RSUs, all RSUs shall vest on February 1, 2023; (iii) for 150,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on June 1, 2023, 2024, 2025 and 2026, respectively; (iv) for 45,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on August 1, 2023, 2024, 2025 and 2026, respectively; and (v) for 54,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on September 1, 2023, 2024, 2025 and 2026, respectively.

(2) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 5,330,463 RSUs granted on April 1, 2023, (i) for 1,350,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on December 1, 2023, 2024, 2025 and 2026, respectively; (ii) for 402,984 RSUs, 50% each of the RSUs shall vest on October 1, 2023 and April 1, 2024, respectively; (iii) for 114,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on April 1, 2024, 2025, 2026 and 2027, respectively; (iv) for 2,618,487 RSUs, 50% each of the RSUs shall vest on October 1, 2023 and April 1, 2024, respectively; (v) for 135,000 RSUs, 50% each of the RSUs shall vest on December 1, 2023 and April 1, 2024, respectively; and (vi) for 709,992 RSUs, 100% of the RSUs shall vest on July 1, 2023.

(3) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 77,019 RSUs granted on November 24, 2023, (i) for 54,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on October 10, 2024, 2025, 2026 and 2027, respectively; (ii) for 23,019 RSUs, 100% of the RSUs shall be vested on October 10, 2024.

(4) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 3,472,806 RSUs granted on April 2, 2024, (i) for 187,200 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on April 2, 2025, 2026, 2027 and 2028, respectively; (ii) for 3,285,606 RSUs, 100% of the RSUs shall be vested on October 2, 2024.

(5) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, 15%, 25%, 30% and 30% of the 108,000 RSUs granted on November 25, 2024 shall be vested on November 25, 2025, 2026, 2027 and 2028, respectively.

(6) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, 129,000 RSUs granted on September 2, 2025 shall be vested on January 1, 2028. For further details of the grant of RSU, please refer to the announcement of the Company dated September 2, 2025.

(7) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 3,378,357 RSUs granted on March 30, 2026, (i) for 3,198,357 RSUs, 75% and 25% of the RSUs shall vest on January 1, 2029 and January 1, 2030, respectively; and (ii) for 180,000 RSUs, 100% of the RSUs shall be vested on September 30, 2026. For further details of the grant of RSU, please refer to the announcement of the Company dated March 30, 2026.

(8) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 150,000 RSUs granted on May 21, 2026, (i) for 126,000 RSUs, 31,500 RSUs shall vest on May 21, 2027, 2028, 2029 and 2030, respectively; (ii) for 24,000 RSUs, each of 10,500 RSUs, 10,500 RSUs and 3,000 RSUs shall vest on May 21, 2027, May 21, 2028, and May 21, 2029, respectively. For further details of the grant of RSU, please refer to the announcement of the Company dated May 21, 2026.

(9) All of the RSUs granted have an exercise period of ten years from the respective date of grant. No options have been granted under 2022 Plan since its adoption.

(10) The grantees are not required to pay any purchase price for the Class A ordinary shares issuable under the RSUs granted under 2022 Plan.

(11) The closing price of the Shares as of March 27, 2026, being the trading day immediately before the date on which the RSUs were granted on March 30, 2026, was HK$6.44. The fair value of the RSU at the date of grant is HK$5.83. For the accounting standard and policy, please refer to note 2 and note 20 to the consolidated financial statements.

(12) The closing price of the Shares as of May 20, 2026, being the trading day immediately before the date on which the RSUs were granted on May 21, 2026, was HK$6.73. The fair value of the RSU at the date of grant is HK$6.73. For the accounting standard and policy, please refer to note 2 and note 20 to the consolidated financial statements.

(13) Save as disclosed above, the RSUs are not subject to any other exercising conditions or performance targets.

In relation to the accounting standard and policy adopted and the estimated fair value of the RSUs granted under the 2022 Plan, please refer to note 2 and note 20 to the unaudited condensed consolidated financial statements, respectively. For further details of the 2022 Plan, please refer to appendix IV of the circular of the Company dated October 5, 2022.

As of June 30, 2026, an aggregate of 3,528,357 Class A ordinary shares may be issued in respect of Awards granted under all Share Incentive Plans during the Reporting Period, representing 2.19% of the weighted average number of Class A ordinary shares in issue (excluding treasury shares) for the Reporting Period.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SECURITIES

As of June 30, 2026, the interests or short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein; or (c) were required to be notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

Interest in Shares or Underlying Shares of the Company

Name of Director	Nature of Interest	Number of Class A ordinary shares held[1]	Number of underlying Class A ordinary shares held[1]	Approximate percentage in the Class A ordinary shares[2]	Number of Class B ordinary shares held[1]	Approximate percentage in the Class B ordinary shares[3]
Mr. Vincent Wenbin Qiu	Beneficial owner	4,941,616 Shares (L)	405,000 Shares (L)[5]	3.07%	–	–
	Interest in controlled corporation	10 Shares (L)	–	0.00%	9,410,369 Shares (L)	70.75%
	Total	**4,941,626 Shares (L)**	**405,000 Shares (L)**	**3.07%**	**9,410,369 Shares (L)**	**70.75%**
Mr. Junhua Wu	Beneficial owner	807,657 Shares (L)	–	0.46%	–	–
	Interest in controlled corporation	2,764,707 Shares (L)	–	1.59%	3,890,369 Shares (L)	29.25%
	Total	**3,572,364 Shares (L)**	**–**	**2.05%**	**3,890,369 Shares (L)**	**29.25%**
Dr. Jun Wang	Interest in controlled corporation	26,469,422 Shares (L)[4]	–	15.19%	–	–
Ms. Bin Yu	Beneficial owner	51,807 Shares (L)	24,000 Shares (L)[5]	0.04%		
Mr. Yiu Pong Chan	Beneficial owner	16,809 Shares (L)	42,000 Shares (L)[5]	0.03%	–	–
Mr. Steve Hsien-Chieng Hsia	Beneficial owner	99,756 Shares (L)	42,000 Shares (L)[5]	0.08%	–	–
Mr. Benjamin Changqing Ye	Beneficial owner	51,807 Shares (L)	42,000 Shares (L)[5]	0.05%	–	–

Notes:

(1) The letter "L" denotes the person's long position in the Shares.

(2) As of June 30, 2026, there were 174,284,503 Class A ordinary shares in issue (including 13,162,277 treasury shares held by the Company).

(3) As of June 30, 2026, there were 13,300,738 Class B ordinary shares in issue.

(4) It represented 26,469,422 Class A ordinary shares held by Champion Kerry Inc., which is 1% controlled by ACCF Capital Management PTE. LTD, which is in turn 100% controlled by JW Flashing Brilliant Limited, a company wholly owned by Dr. Jun Wang.

(5) It represented restricted share units granted and unvested under the 2022 Plan.

Interest in Shares of Associated Corporation

Name of Director	Name of associated corporation	Nature of Interest	Number of shares held	Approximate percentage of control
Mr. Vincent Wenbin Qiu	Jesvinco Holdings Limited	Beneficial owner	50,000	100.00%
Mr. Junhua Wu	Casvendino Holdings Limited	Beneficial owner	50,000	100.00%

Save as disclosed above and to the best knowledge of the Directors, as of June 30, 2026, none of the Directors or the chief executive of the Company has any interests and/or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

So far as our Directors are aware, as of June 30, 2026, the following persons (other than the Directors or chief executive) of the Company had interests or short positions in the Shares or underlying Shares as required in the register required to be kept under section 336 of the SFO:

Long Positions in Shares and Underlying Shares

Name of Shareholder	Nature of Interest	Number of Class A ordinary shares interested	Approximate percentage in the Class A ordinary shares[1]	Number of Class B ordinary shares interested	Approximate percentage in the Class B ordinary shares[2]
Jesvinco Holdings Limited	Beneficial owner	10 Shares (L)	0.00%	9,410,369 Shares (L)	70.75%
Casvendino Holdings Limited	Beneficial owner	2,764,707 Shares (L)	1.59%	3,890,369 Shares (L)	29.25%
Shen Ya	Founder of a discretionary trust	26,469,422 Shares (L)[3]	15.19%		
UBS TC (Jersey) Ltd	Trustee	26,469,422 Shares (L)[3]	15.19%		
Elegant Motion Holdings Limited	Interest in controlled corporation	26,469,422 Shares (L)[3]	15.19%		
Vipshop Holdings Limited	Interest in controlled corporation	26,469,422 Shares (L)[3]	15.19%		
E&A Canaiolo Investments Limited	Interest in controlled corporation	26,469,422 Shares (L)[3]	15.19%		
JW Flashing Brilliant Limited	Interest in controlled corporation	26,469,422 Shares (L)[3]	15.19%		
ACCF Capital Management PTE.LTD	Interest in controlled corporation	26,469,422 Shares (L)[3]	15.19%		
Champion Kerry Inc.	Beneficial owner	26,469,422 Shares (L)[3]	15.19%		
Dr. Jun Wang	Interest in controlled corporation	26,469,422 Shares (L)[3]	15.19%		

Name of Shareholder	Nature of Interest	Number of Class A ordinary shares interested	Approximate percentage in the Class A ordinary shares[1]	Number of Class B ordinary shares interested	Approximate percentage in the Class B ordinary shares[2]
Zhang Xiaochun	Interest of spouse	26,469,422 Shares (L)[4]	15.19%		
Zhao Qian	Interest of spouse	26,469,422 Shares (L)[5]	15.19%		
Schroders PLC	Investment manager	10,043,715 Shares (L)	5.76%		

Notes:

(1) As of June 30, 2026, there were 174,284,503 Class A ordinary shares in issue (including 13,162,277 treasury shares held by the Company).

(2) As of June 30, 2026, there were 13,300,738 Class B ordinary shares in issue.

(3) Based on publicly available records, Champion Kerry Inc. is controlled as to 99% by E&A Canaiolo Investments Limited and 1% by ACCF Capital Management PTE.LTD. E&A Canaiolo Investments Limited is 100% controlled by Vipshop Holdings Limited, which is 62.8% controlled by Elegant Motion Holdings Limited, which is in turn 100.0% controlled by UBS TC (Jersey) Ltd. UBS TC (Jersey) Ltd. is the trustee of SYZXC Trust of which Shen Ya is the founder. ACCF Capital Management PTE.LTD is 100% controlled by JW Flashing Brilliant Limited, which is in turn 100% controlled by Dr. Jun Wang.

(4) Based on publicly available records, Zhang Xiaochun is the spouse of Shen Ya.

(5) Ms. Zhao Qian is the spouse of Dr. Jun Wang.

Save as disclosed herein, as of June 30, 2026, our Directors are not aware of any persons (other than the Directors or chief executive) of the Company who had an interests or short positions in the Shares or underlying Shares as recorded in the register required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities (including sale of treasury shares) during the Reporting Period.

As of June 30, 2026, (i) 13,162,277 treasury shares being repurchased were held by the Company, which may be resold on the open market at prevailing market price to raise funds for the Company, or transferred or used for other purposes such as implementing plans under Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, depending on market conditions and in accordance with applicable laws, rules and regulations; and (ii) there were no shares repurchased by the Company pending cancellation.

INTERIM DIVIDEND

The Board has resolved not to recommend the distribution of an interim dividend for the Reporting Period (2025: Nil).

BIOGRAPHICAL DETAILS OF THE DIRECTORS AND CHIEF EXECUTIVE

There were no changes in the information of Directors and chief executive of the Company which shall be subject to disclosure according to Rule 13.51B(1) of the Listing Rules since the date of publication of the 2025 annual report of the Company.

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

As of June 30, 2026, the Company does not have any disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

PROCEEDS FROM THE LISTING

The Shares were successfully listed on the Stock Exchange on the Listing Date, and 40,000,000 Class A ordinary shares were issued. On October 23, 2020, the underwriters partially exercised the over-allotment option and 3,833,700 Class A ordinary shares were issued. After deduction of underwriting fees and related expenses, the net proceeds from the Listing were approximately HK$3,511.4 million (the "**Net Proceeds**"). The Group intends to use the Net Proceeds in accordance with the method and schedule set out in the section headed "Future Plans and Use of Proceeds" in the Prospectus.

An analysis of the utilisation of the Net Proceeds is set out below:

Planned use of proceeds	% of Net Proceeds	Amount of Net Proceeds (HK$'000)	Unutilised Net Proceeds as of January 1, 2026 (HK$'000)	Actual use of net Proceeds during the six months ended June 30, 2026 (HK$'000)	Unutilised Net Proceeds as of June 30, 2026 (HK$'000)	Expected timeline for full utilisation
For expanding our brand partner network	20	702,280	–[1]	–	–	N/A
For enhancing our digital marketing and fulfillment capabilities	25	877,850	131,817	12,340	119,477	By December 2026
For potential strategic alliances	30	1,053,420	256,890	114,468	142,422	By December 2027
For investment in technology and innovation	10	351,140	108,393	28,233	80,160	By December 2026
For potential merger and acquisition opportunities	15	526,710	–	–	–	N/A
Total	100	3,511,400	497,100	155,041	342,059	

(1) The unutilized amount of net proceeds for expanding our brand partner network has been fully utilized as of January 1, 2026, which is earlier than previously disclosed, due to the changing market condition and business strategy.

As of June 30, 2026, the Directors are not aware of any material change in the planned use of the Net Proceeds. The remaining Net Proceeds which had not been utilised were deposited with licensed financial institutions in Hong Kong and the PRC. The unutilised Net Proceeds and the above timeline of intended utilisation will be applied in the manners disclosed by the Company. However, the expected timeline for the unutilised Net Proceeds is based on the Directors' best estimation barring unforeseen circumstances, and would be subject to change based on the future development of the Group's business and the market conditions.

AUDIT COMMITTEE

The Company has established the Audit Committee in compliance with the Listing Rules. The Audit Committee currently consists of three independent Directors, namely, Mr. Benjamin Changqing Ye, Mr. Yiu Pong Chan and Mr. Steve Hsien-Chieng Hsia. Mr. Benjamin Changqing Ye serves as the chairman of the committee.

The Audit Committee has reviewed the unaudited interim financial results for the Reporting Period and this interim report, and considers that the unaudited interim financial results are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

For and on behalf of the Board
Mr. Vincent Wenbin Qiu
Founder, Chairman, Chief Executive Officer and Director

Hong Kong, August 27, 2026

KPMG

Review report to the board of directors of Baozun Inc.
(Incorporated in Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the condensed consolidated financial statements of Baozun Inc. (the "**Company**") and its subsidiaries set out on pages 38 to 100 which comprises the condensed consolidated balance sheet as at June 30, 2026 and the related condensed consolidated statement of operation, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in shareholders' equity and the condensed consolidated statement of cash flows for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial information to be in compliance with the relevant provisions thereof and U.S. generally accepted accounting principles. The directors are responsible for the preparation and presentation of the condensed consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Our responsibility is to express a conclusion, based on our review, on the condensed consolidated financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, *Review of interim financial information performed by the independent auditor of the entity*, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements as of June 30, 2026 is not prepared, in all material respects, in accordance with U.S. generally accepted accounting principles.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
August 27, 2026

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	December 31, 2025 RMB	As of June 30, 2026 RMB	June 30, 2026 US$ (Note 2(g))
ASSETS			
Current assets:			
Cash and cash equivalents	907,335	1,193,587	175,913
Restricted cash	140,959	90,831	13,387
Short-term investments (including RMB40,000 and RMB10,000 of the investments measured at fair value as of December 31, 2025 and June 30, 2026)	1,747,032	1,615,332	238,070
Accounts receivable, net of allowance for credit losses of RMB177,770 and RMB175,989 as of December 31, 2025 and June 30, 2026, respectively	2,173,163	2,114,172	311,590
Inventories	879,421	816,620	120,355
Advances to suppliers	366,671	299,629	44,160
Derivative financial assets	6,342	–	–
Prepayments and other current assets	575,984	618,658	91,179
Amounts due from related parties	6,235	3,170	467
Total current assets	6,803,142	6,751,999	995,121
Non-current assets:			
Long-term debt investments (including RMB144,873 and RMB141,094 of the investments measured at fair value as of December 31, 2025 and June 30, 2026)	232,213	228,375	33,658
Long-term equity investments	256,406	243,269	35,853
Property and equipment, net	758,703	735,606	108,415
Intangible assets, net	322,924	309,862	45,668
Land use right, net	36,413	42,984	6,335
Operating lease right-of-use assets	651,660	579,384	85,391
Goodwill	274,326	274,326	40,431
Other non-current assets	71,075	127,123	18,736
Deferred tax assets	284,254	278,109	40,988
Total non-current assets	2,887,974	2,819,038	415,475
TOTAL ASSETS	9,691,116	9,571,037	1,410,596

(All amounts in thousands, except for share and per share data)

		As of	
	December 31, 2025 RMB	June 30, 2026 RMB	June 30, 2026 US$ (Note 2(g))
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term loans	1,207,773	1,238,975	182,602
Accounts payable	466,081	453,427	66,827
Notes payable	335,171	235,386	34,692
Income tax payables	35,506	41,800	6,161
Accrued expenses and other current liabilities	1,359,389	1,363,441	200,946
Amounts due to related parties	1,532	1,343	198
Current operating lease liabilities	239,712	220,180	32,451
Total current liabilities	3,645,164	3,554,552	523,877
Non-current liabilities:			
Deferred tax liabilities	22,981	19,759	2,912
Long-term operating lease liabilities	489,598	427,260	62,970
Other non-current liabilities	41,781	54,404	8,018
Total non-current liabilities	554,360	501,423	73,900
TOTAL LIABILITIES	4,199,524	4,055,975	597,777

The accompanying notes are an integral part of these condensed consolidated financial statements.

(All amounts in thousands, except for share and per share data)

		As of	
	December 31, 2025 RMB	June 30, 2026 RMB	June 30, 2026 US$ (Note 2(g))
Redeemable non-controlling interests	57,619	61,831	9,113
Baozun Inc. shareholders' equity:			
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 174,284,503 and 174,284,503 shares issued, and 161,015,878 and 161,122,226 shares outstanding, as of December 31, 2025, and June 30, 2026, respectively)	93	93	14
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2025 and June 30, 2026)	8	8	1
Additional paid-in capital	4,639,555	4,647,628	684,976
Treasury shares (13,268,625 and 13,162,277 shares as of December 31, 2025 and June 30, 2026, respectively)	(90,643)	(89,917)	(13,252)
Accumulated deficit	(933,885)	(924,324)	(136,230)
Accumulated other comprehensive income	27,491	4,563	673
Total Baozun Inc. shareholders' equity	3,642,619	3,638,051	536,182
Non-controlling interests	1,791,354	1,815,180	267,524
Total Shareholders' equity	5,433,973	5,453,231	803,706
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY	9,691,116	9,571,037	1,410,596

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,		
	2025	2026	
	RMB	RMB	US$
			(Note 2(g))
Net revenues			
Product sales	1,803,389	2,070,580	305,166
Services (including related party revenues of RMB8,663 and RMB5,532 for the six months ended June 30, 2025 and 2026, respectively)	2,813,632	3,053,452	450,023
Total net revenues	4,617,021	5,124,032	755,189
Operating expenses:			
Cost of products	(1,258,678)	(1,377,617)	(203,036)
Fulfillment	(1,130,482)	(1,068,661)	(157,501)
Sales and marketing	(1,738,197)	(2,070,528)	(305,158)
Technology and content	(231,130)	(238,974)	(35,220)
General and administrative	(394,862)	(339,269)	(50,002)
Other operating income, net	42,960	34,683	5,112
Total operating expenses	(4,710,389)	(5,060,366)	(745,805)
(Loss) income from operations	(93,368)	63,666	9,384
Other income (expenses):			
Interest income	22,252	29,912	4,408
Interest expense	(24,309)	(17,844)	(2,630)
Unrealized investment income (loss)	8,375	(4,632)	(683)
Exchange income	7,710	2,631	388
Fair value change on financial instruments	(9,143)	1,759	259

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,		
	2025	2026	
	RMB	**RMB**	**US$**
			(Note 2(g))
(Loss) income before income tax and share of income in equity method investment	(88,483)	**75,492**	**11,126**
Income tax expense	(6,947)	**(35,198)**	**(5,188)**
Share of income in equity method investment, net of tax of nil	2,708	**1,733**	**255**
Net (loss) income	(92,722)	**42,027**	**6,193**
Net loss (income) attributable to non-controlling interests	10,059	**(23,893)**	**(3,521)**
Net income attributable to redeemable non-controlling interests	(14,375)	**(8,573)**	**(1,264)**
Net (loss) income attributable to ordinary shareholders of Baozun Inc.	(97,038)	**9,561**	**1,408**
Net (loss) income per share attributable to ordinary shareholders of Baozun Inc.:			
Basic	(0.56)	**0.05**	**0.01**
Diluted	(0.56)	**0.05**	**0.01**
Net (loss) income per American depositary shares ("ADS") attributable to ordinary shareholders of Baozun Inc.:			
Basic	(1.68)	**0.16**	**0.02**
Diluted	(1.68)	**0.16**	**0.02**

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,		
	2025	**2026**	
	RMB	**RMB**	**US$**
			(Note 2(g))
Net (loss) income	(92,722)	**42,027**	**6,193**
Other comprehensive income (loss), net of tax of nil:			
Foreign currency translation adjustment	(21,722)	**(22,928)**	**(3,379)**
Comprehensive (loss) income	(114,444)	**19,099**	**2,814**
Total comprehensive loss (income) attributable to non-controlling interests	10,059	**(23,893)**	**(3,521)**
Total comprehensive income attributable to redeemable non-controlling interests	(14,375)	**(8,573)**	**(1,264)**
Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(118,760)	**(13,367)**	**(1,971)**

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated losses	Accumulated other comprehensive income	Total Baozun shareholders' equity	Non-controlling interests	Total equity
	Number of Shares	RMB	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	188,969,324	103	14,331,000	(95,502)	4,646,631	(691,785)	54,575	3,914,022	196,178	4,110,200
Net loss	-	-	-	-	-	(97,038)		(97,038)	4,316	(92,722)
Net income attributable to redeemable non-controlling interests	-	-	-	-	-	-	-	-	(14,375)	(14,375)
Share repurchases	-	-	1,471,428	(10,217)	-	-	-	(10,217)	-	(10,217)
Share-based compensation	-	-	-	-	16,790	-	-	16,790	-	16,790
Exercise of share options and vesting of RSUs	177,900	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(21,722)	(21,722)	-	(21,722)
Acquisition of non-controlling interest	-	-	-	-	(12,902)	-	-	(12,902)	6,786	(6,116)
Adjustment to redeemable non-controlling interests	-	-	-	-	(692)	-	-	(692)	-	(692)
Others	-	-	-	-	6	-	-	6	-	6
Balance as of June 30, 2025	189,147,224	103	15,802,428	(105,719)	4,649,833	(788,823)	32,853	3,788,247	192,905	3,981,152
Balance as of January 1, 2026	187,585,241	101	13,268,625	(90,643)	4,639,555	(933,885)	27,491	3,642,619	1,791,354	5,433,973
Net income	-	-	-	-	-	9,561	-	9,561	32,466	42,027
Net income attributable to redeemable non-controlling interests	-	-	-	-	-	-	-	-	(8,573)	(8,573)
Share-based compensation	-	-	-	-	4,438	-	-	4,438	-	4,438
Exercise of share options and vesting of RSUs	-	-	(106,348)	726	(726)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(22,928)	(22,928)	-	(22,928)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	(67)	(67)
Adjustment to redeemable non-controlling interest					4,361			4,361	-	4,361
Balance as of June 30, 2026	187,585,241	101	13,162,277	(89,917)	4,647,628	(924,324)	4,563	3,638,051	1,815,180	5,453,231

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,		
	2025	2026	
	RMB	RMB	US$ (Note 2(g))
Cash flows from operating activities:			
Net (loss) income	(92,722)	42,027	6,193
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for allowance for credit losses	58,719	3,205	472
Inventory write-down	67,682	58,545	8,628
Share-based compensation	16,790	4,438	654
Depreciation and amortization	113,625	101,594	14,973
Deferred income tax	(4,569)	2,925	431
Loss on disposal of property and equipment	4,827	3,703	546
Share of income in equity method investment	(2,708)	(1,733)	(255)
Unrealized investment loss (income)	(8,375)	4,632	683
Exchange gain	(7,710)	(2,631)	(388)
Fair value change on financial instruments	9,143	(1,759)	(259)
Unrealized interest income on long-term debt investments	(930)	(1,208)	(178)
Changes in operating assets and liabilities:			
Accounts receivable	(64,221)	62,264	9,177
Inventories	93,796	4,257	627
Advances to suppliers	114,211	67,042	9,881
Prepayments and other current assets	99,708	(31,468)	(4,638)
Amounts due from related parties	4,453	3,064	452
Operating lease right-of-use assets	78,500	72,276	10,652
Other non-current assets	4,071	(32,048)	(4,723)
Accounts payable	(272,241)	(12,653)	(1,865)
Notes payable	(253,241)	(99,785)	(14,706)
Income tax payables	(20,419)	6,294	928
Amounts due to related parties	(4,035)	(190)	(28)
Accrued expenses and other current liabilities	31,543	14,106	2,079
Operating lease liabilities	(63,730)	(81,870)	(12,066)
Other liabilities	(596)	12,623	1,860
Dividend from return on an equity method investment	4,787	4,885	720
Net cash (used in)/provided by operating activities	(93,642)	202,535	29,850

The accompanying notes are an integral part of these condensed consolidated financial statements.

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,		
	2025	2026	
	RMB	RMB	US$ (Note 2(g))
Cash flows from investing activities:			
Purchases of property and equipment	(51,773)	(71,097)	(10,478)
Purchases of investments	(956,254)	(525,167)	(77,400)
Cash proceeds from disposal of an equity investee	5,278	2,600	383
Maturity of short-term investments	693,238	646,441	95,274
Additions of intangible assets	(18,418)	(17,748)	(2,616)
Net cash paid for business combination	(19,928)	–	–
Others	–	(25,001)	(3,685)
Net cash (used in)/provided by investing activities	(347,857)	10,028	1,478
Cash flows from financing activities:			
Proceeds from short-term borrowings	1,244,268	1,210,975	178,476
Repayment of short-term borrowings	(1,086,397)	(1,179,773)	(173,877)
Repurchase of ordinary shares	(10,217)	–	–
Proceeds from exercises of share options	3	–	–
Acquisition of non-controlling interests of subsidiaries	(3,381)	(2,735)	(403)
Payment of contingent consideration for acquisition of subsidiaries	(16,316)	(8,160)	(1,203)
Net cash provided by financing activities	127,960	20,307	2,993
Net (decrease) increase in cash, cash equivalents and restricted cash	(313,542)	232,870	34,321
Cash, cash equivalents and restricted cash, beginning of year	1,644,314	1,048,294	149,904
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,168)	3,254	5,075
Cash, cash equivalents and restricted cash, end of year	1,327,607	1,284,418	189,300
Supplemental disclosure of cash flow information:			
Cash paid for interest	14,362	11,587	1,708
Cash paid for income tax	31,991	26,317	3,879
Supplemental disclosures of non-cash investing and financing activities:			
Purchases of property and equipment included in payables	5,682	4,683	690
Consideration payable	23,385	–	–

The accompanying notes are an integral part of these condensed consolidated financial statements.

(All amounts in thousands, except for share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated statement of financial position that sum to the total of the same such amounts shown in the condensed consolidated statement of cash flows.

	As of		
	June 30, 2025	**June 30, 2026**	
	RMB	**RMB**	**US$**
Cash and cash equivalents	1,189,429	**1,193,587**	**175,913**
Restricted cash	138,178	**90,831**	**13,387**
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	1,327,607	**1,284,418**	**189,300**

The accompanying notes are an integral part of these condensed consolidated financial statements.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Baozun Inc. (the "Company") was incorporated under the laws of Cayman Islands on December 17, 2013. The Company, its subsidiaries and its variable interest entity (the "VIE") (collectively referred to as the "Group") are principally engaged to provide its customers with end-to-end e-commerce solutions including but not limited to the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment, as well as the holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment.

As of June 30, 2026, the Company's major subsidiaries and VIE which, in the opinion of the directors of the Company, principally affected the results, assets or liabilities of the Group are as follows:

	Date of Incorporation/ Acquisition	Place of Incorporation and legal status/ Operation	Issued share capital/ Paid in capital	Legal ownership
Subsidiaries:				
Baozun Hong Kong Holding Limited	10-Jan-2014	Hong Kong	HKD10,000	100%
Shanghai Baozun E-commerce Limited ("Shanghai Baozun")	11-Nov-2003	PRC/wholly foreign owned enterprise	RMB1,800,000,000	100%
Shanghai Bodao E-commerce Limited	30-Mar-2010	PRC/limited liability company	RMB10,000,000	100%
Shanghai Yingsai Advertisement Limited	30-Mar-2010	PRC/limited liability company	RMB8,648,649	100%
Baozun Hongkong Limited	11-Sep-2013	Hong Kong	HKD10,000,000	100%
Shanghai Fengbo E-commerce Limited	29-Dec-2011	PRC/limited liability company	RMB10,000,000	100%
Baozun Hongkong Investment Limited	21-July-2015	Hong Kong	HKD100,000	100%
Baotong Inc.	19-Jun-2019	Cayman	USD10,681.32	63%
Baotong Hong Kong Holding Limited	5-May-2016	Hong Kong	HKD10,000	63%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-2017	PRC/wholly foreign owned enterprise	RMB260,252,000	63%
Baozun Brand Management Limited	07-Oct-2022	Hong Kong	RMB100,000,000	100%
White Horse Hongkong Holding Limited	08-Nov-2022	Hong Kong	RMB10,000,000	100%
Gaipu (Shanghai) Commercial Co., Ltd. ("Gap Shanghai")	31-Jan-2023	PRC/wholly foreign owned enterprise	USD257,551,995	100%
VIE:				
Shanghai Zunyi Business Consulting Ltd. ("Shanghai Zunyi")	31-Dec-2010	PRC/variable interest entity	RMB50,000,000	N/A

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The unaudited condensed consolidated financial statements of the Company are prepared and presented in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and notes thereto included in the Company's audited consolidated financial statements for the year ended December 31, 2025. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results for the full year.

In the opinion of the management, the unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The condensed consolidated financial statements have been prepared in accordance with the same accounting policies adopted in the 2025 annual financial statements, except for the adoption of accounting pronouncement set out in Note (aj). The financial statements as of December 31, 2025 presented in the unaudited condensed consolidated financial statements are derived from the audited consolidated financial statements for the year ended December 31, 2025.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIE incorporated in PRC over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services. The Company and its PRC subsidiaries are considered as foreign-invested enterprises under PRC laws and accordingly are ineligible to engage in provisions of internet content or online services.

Shanghai Zunyi is 80% owned by Ms. Jie Shen, spouse of our founder, chairman and chief executive officer, Mr. Vincent Wenbin Qiu, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Ms. Jie Shen and Mr. Michael Qingyu Zhang are both PRC citizens. Shanghai Zunyi had no operations until July 2014. In order to obtain the power to direct the activities that most significant impact Shanghai Zunyi's economic performance and the right to receive benefits that is significant to Shanghai Zunyi, Shanghai Baozun entered into a series of contractual arrangements, described below, with Shanghai Zunyi and its individual shareholders.

(i) Proxy Agreement, under which each shareholder of Shanghai Zunyi has irrevocably executed a power of attorney to grant Shanghai Baozun the power of attorney to act on his behalf on all matters pertaining to Shanghai Zunyi and to exercise all of the rights as a shareholder of the Shanghai Zunyi, including but not limited to convene, attend and vote at shareholders' meetings, designate and appoint directors and senior management members. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun.

(ii) Exclusive Call Option Agreement, under which the shareholders of Shanghai Zunyi granted Shanghai Baozun or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in Shanghai Zunyi when and to the extent permitted by PRC law. Shanghai Baozun or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Baozun's written consent, the shareholders of Shanghai Zunyi shall not transfer, donate, pledge, or otherwise dispose any equity interests of Shanghai Zunyi in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Baozun, but not by Shanghai Zunyi or its shareholders.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

(iii) Exclusive Technology Service Agreement, under which Shanghai Zunyi engages Shanghai Baozun as its exclusive technical and operational consultant and under which Shanghai Baozun agrees to assist in arranging the financial support necessary to conduct Shanghai Zunyi's operational activities. Shanghai Zunyi shall not seek or accept similar services from other providers without the prior written approval of Shanghai Baozun. The agreement has a term of twenty years and will be automatically renewed on a yearly basis after expiration unless otherwise notified by Shanghai Baozun, and shall be terminated if the operation term of either Shanghai Baozun or Shanghai Zunyi expires. Shanghai Baozun may terminate this agreement at any time by giving a prior written notice to Shanghai Zunyi.

(iv) Equity Interest Pledge Agreements, under which the shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun as security of due performance of the obligations and full payment of consulting and service fees by VIE under the Exclusive Technology Service Agreement and other amounts payable by the individual shareholders to Shanghai Baozun under other agreements. If the shareholders of Shanghai Zunyi or Shanghai Zunyi breach their respective contractual obligations, Shanghai Baozun, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of Shanghai Zunyi shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Shanghai Zunyi without prior written consent of Shanghai Baozun. The pledge shall be continuously valid until all the obligations and payments due under the Exclusive Technology Service Agreement and certain other agreements have been fulfilled.

Based on these contractual arrangements, Shanghai Zunyi is considered as a VIE because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. The Company is the primary beneficiary of Shanghai Zunyi and consolidates the financial results of Shanghai Zunyi since July 2014.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with Shanghai Zunyi governed by PRC laws are valid, binding and enforceable, and do not result in violation of mandatory requirements of applicable PRC laws or regulations currently in effect based on the legal advice of the Company's PRC legal counsel. However, uncertainties regarding the interpretation and application of PRC laws, regulations and rules could limit the Company's ability to enforce these contractual arrangements and the interests of the shareholders of Shanghai Zunyi may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Shanghai Zunyi not to pay the service fees when required to do so.

The Company's ability to control Shanghai Zunyi also depends on the power of attorney Shanghai Baozun has to vote on all matters requiring shareholder approval. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership. In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines and the PRC government could:

- revoke the business licenses and/or operating licenses of such entities;
- shut down the Company's website, or discontinue or restrict the conduct of any transactions between certain of the PRC subsidiaries and VIE;
- impose fines, confiscate the income from the PRC subsidiaries or VIE, or impose other requirements with which the Company or the VIE may not be able to comply;
- require the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the ability to consolidate, derive economic interests from, or exert effective control over the VIE; or
- restrict or prohibit the use of the proceeds of any financing outside PRC to finance the business and operations in PRC, and take other regulatory or enforcement actions that could be harmful to the business of the Company.

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the power to direct the activities of Shanghai Zunyi or the right to receive its economic benefits, the Group would no longer be able to consolidate the entity.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

The following amounts and balances of Shanghai Zunyi and its subsidiary were included in the Group's consolidated financial statement after elimination of intercompany balances and transactions among the Company, its subsidiaries and its VIEs:

	As of	
	December 31, 2025 RMB	**June 30, 2026 RMB**
Cash and cash equivalents	4,696	**5,267**
Accounts receivable, net	132,175	**118,058**
Inventories	21	**1**
Advances to suppliers	8,117	**1,440**
Prepayments and other current assets	453	**1,154**
Property and equipment, net	763	**163**
Intangible assets, net	27,189	**25,412**
Total assets	173,414	**151,495**
Short-term loans	77,000	**27,000**
Accounts payable	1,977	**1,749**
Notes payable	35,077	**–**
Income tax payables	5,351	**5,673**
Accrued expenses and other current liabilities	27,709	**16,460**
Total liabilities	147,114	**50,882**

	For the six months ended June 30,	
	2025 RMB	**2026 RMB**
Net revenues	201,082	**182,546**
Net income	2,927	**7,330**
Net cash provided by operating activities	66,916	**51,796**
Net cash used in investing activities	–	**–**
Net cash used in financing activities	(68,543)	**(50,863)**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

The VIE contributed 4.35% and 3.56% of the consolidated net revenues for the six months ended June 30, 2025 and 2026, respectively. As of December 31, 2025 and June 30, 2026, the VIE accounted for 1.79% and 1.58% of the consolidated total assets, and 3.50% and 1.26% of the consolidated total liabilities, respectively.

There are no assets of the VIE that can be only used to settle the obligations of the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its paid-in capital, additional paid-in capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. Creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Pursuant to Exclusive Technology Service Agreement, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. During the six months ended June 30, 2026, the Company's subsidiaries provided financial guarantee to VIE for obtaining bank facilities. As of June 30, 2026, bank loans drawn down by VIE in amount of RMB27,000 and notes payables issued by VIE in amount of nil were guaranteed by the Company's subsidiaries.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting assumptions and estimates are used in allowance for credit losses, inventory write-down, identifying and measuring of assets acquired and liabilities assumed and impairment of goodwill.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(d) Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

- Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

- Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and mode-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Group's short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables, payables, other current assets, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loans. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(d) Fair value (Continued)

Equity securities with readily determinable fair value are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

The fair value of currency forward contracts in Level 2 is determined by discounting the difference between the contractual forward price and the current forward price.

Long-term debt investments elect the fair value option pursuant to ASC 825, *Financial Instruments* are valued using quoted price from the financial institutions.

The Group measures equity method investments at fair value on a non-recurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available. An impairment charge to these investments is recorded when the carrying amount of an investment exceeds its fair value and this condition is determined to be other-than-temporary. During the six months ended June 30, 2025 and 2026, impairment of nil was recorded for the equity method investments, respectively.

For equity investments over which the Group has no significant influence and that do not have readily determinable fair values, the Group uses a measurement alternative to measure them at cost minus impairment, if any, and plus or minus changes resulting from qualifying observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Certain of such equity investments were measured at fair value based on unobservable inputs, if determined to be impaired. During the six months ended June 30, 2025 and 2026, impairment of nil was recorded for the equity securities without readily determinable fair value, respectively.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenues for six months ended June 30, 2025 and 2026:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
A	465,109	*

* No more than 10% of net revenues for the respective financial period.

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2025 and June 30, 2026:

	As of	
	December 31,	**June 30,**
	2025	**2026**
	RMB	**RMB**
A	225,293	*

* No more than 10% of accounts receivable as of the respective financial period end.

The following suppliers accounted for 10% or more of purchases for six months ended June 30, 2025 and 2026:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
B	214,221	**221,972**
C	114,362	**176,893**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(e) Concentration and risks (Continued)

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties. As of December 31, 2025 and June 30, 2026, all of the Group's cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the Chinese mainland, Hong Kong SAR, Taiwan region and Japan and the Group's long-term investments are wealth management products issued by major financial institutions which management believes are of high credit quality. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi ("RMB") is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People's Bank of China, regulates the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group had aggregated amounts of RMB2,149,288 and RMB2,326,242 of cash and cash equivalents, restricted cash and short-term investments denominated in RMB as of December 31, 2025 and June 30, 2026, respectively.

(f) Foreign currency translation

The Group's reporting currency is RMB. The functional currency of the Company is the United States dollar ("US$"). The functional currency of most of the Group's entities incorporated in Hong Kong is Hong Kong dollars ("HK$"). The functional currency of the Group's subsidiaries in PRC is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the period are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statement of operations.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(f) Foreign currency translation (Continued)

Assets and liabilities are translated from each entity's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statement of changes in shareholders' equity and consolidated statement of comprehensive income.

(g) Convenience translation

The Group's business is primarily conducted in PRC and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheet, and consolidated statement of operations, comprehensive loss and cash flows from RMB into USD as of and for the six months ended June 30, 2026 are solely for the convenience of the readers outside PRC and were calculated at the rate of US$1.00=RMB6.7851 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2026.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with an original maturity of less than three months.

(i) Restricted cash

Restricted cash primarily consists of (i) minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Group's borrowing arrangements or in relation to bank guarantees issued on behalf of the Group; (ii) deposit required by its business partners; (iii) deposit required by membership card program and (iv) security for issuance of commercial acceptance notes mainly relating to purchase of inventories. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets. All restricted cash is held by major financial institutions in segregated accounts.

(j) Short-term investments

Short-term investments primarily consists of time deposits with maturities between three months and one year. The Group pledged RMB183.3 million of the short-term investments to obtain the bank borrowings for the six months ended June 30, 2026.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(k) Accounts receivable, net

Accounts receivable represents amounts due from customers and are recorded net of allowance for credit losses. The Group has developed a current expected credit loss model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

(l) Inventories

Inventories consisting of products available for sale, are valued at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment.

(m) Investments

Investments in debt securities are recorded in accordance with *ASC 320, Investments – Debt Securities*. Debt securities that the entity has both the positive intent and ability to hold to maturity are classified as held-to-maturity securities, which are initially measured at the transaction price and subsequently measured at amortized cost. The Group has also chosen to elect the fair value option, or "FVO", pursuant to ASC 825, *Financial Instruments* for certain debt investments.

The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of income and losses. Equity method adjustments include the Group's proportionate share of investee income or loss, adjustments to recognize certain differences between the Group's carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group's cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group's cumulative equity in the investee's earnings are considered as a return of investment and classified as cash inflows from investing activities.

Equity investments with readily determinable fair value and over which the Group does not have significant influence are initially and subsequently recorded at fair value, with changes in fair value reported in income.

Equity securities without readily determinable fair values and over which the Group does not have significant influence are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, and plus or minus changes resulting from qualifying observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(n) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives and residual rates are as follows:

Classification	Useful years	Residual rate
Electronic devices	3-10 years	0% – 5%
Vehicle	2-5 years	0% – 5%
Furniture and office equipment	3-5 years	0% – 5%
Machinery	6-10 years	0% – 5%
Buildings	38-44 years	5%
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term	0%

Repairs and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included in the 'other operating income (expense), net' of the consolidated statement of operations.

(o) Intangible assets, net

Intangible assets and the related useful lives are as follows:

Item	Useful years
Internally developed software	From 3 years to 10 years
Trademark	10 years
Supplier relationship	10 years
Customer relationship	From 2 years to 10 years
Brand	From 3 years to 10 years
Technology	From 3 years to 5 years

Intangible assets are recorded at the cost to acquire these assets less accumulated amortization. Amortization of intangible assets is computed using the straight-line method over their estimated useful lives.

For internally developed software, the Group expenses all internal-use software costs incurred in the preliminary project stage and capitalized direct costs associated with the development of internal-use software. The internally developed software consisted mainly of order management, customer management and retailing solution systems.

Trademark, supplier relationship, customer relationship, brand, franchising and technology are acquired from the Group's business combinations.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(p) Land use right

The Company holds two land use right interests.

The land use right acquired in 2017 represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheet. The Company determines its land use right agreement contains an operating lease, and land use right is carried at cost less accumulated amortization and impairment losses.

Amortization has been provided on a straight-line basis over 44 years, the useful life of the land use right. The amortization expenses of the land use right were RMB513 for the six months ended June 30, 2025 and 2026, respectively. As of June 30, 2026, the land use right has a remaining useful life of 35 years.

Additionally, the Company purchased a property in Japan in May 2026. The land associated with such property is owned with perpetual property rights under Japanese law. Since this land right has an indefinite useful life, no amortization shall be recognized in respect of this Japanese land right.

(q) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisition of interests in a subsidiary. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired.

The Company performs the ongoing annual impairment test for goodwill at the end of the fourth quarter. The Company may elect to perform qualitative assessment for the reporting units containing goodwill to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a qualitative assessment is not performed, or if as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded. The impairment loss charged will be limited to the amount of goodwill allocated to that reporting unit.

The Group recognized impairment loss of nil for the six months ended June 30, 2025 and 2026.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and assumptions including future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may differ from actual results. No impairment was recognized for any of the six months ended June 30, 2025 and 2026.

(s) Revenue

The Group provides brand e-commerce solutions to its brand partners and runs brand management operation. And its revenues are derived principally from product sales and provision of services.

Product Sales

The Group generates product sales revenues primarily through selling products purchased from brand partners and/or their authorized distributors to customers under the distribution model. Under this model, the Group identifies one performance obligation which is to sell goods directly to the customers through online and offline stores it operates. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statement of operations, because (i) the Group rather than the brand partner, is primarily responsible for fulfilling the promise to provide the specified good; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; and (iii) the Group has discretion in establishing price.

Product sales revenue also includes selling products of own brands through both offline stores and online stores.

Product sales, net of discounts, return allowances, value added tax and related surcharges are recognized when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to customers. Return allowances, which reduce revenue, are estimated utilizing the most likely amount method based on historical data the Group has maintained and its analysis of returns by categories of products.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(s) Revenue (Continued)

Product Sales (Continued)

The majority of the Group's customers make online payments through third-party payment platforms when they place orders on websites of the Group's online stores. The funds will not be released to the Group by these third-party payment platforms until the customers accept the delivery of the products at which point the Group recognizes sales of products. A portion of the Group's customers pay upon the receipt of products. The Group's delivery service providers collect the payments from its customers for the Group. The Group records a receivable on the balance sheet with respect to cash held by third-party delivery service providers (i.e. couriers).

Services

The Group acts as a service provider, under the consignment or service fee model, to facilitate its brand partners' online sales of their branded products with the performance obligations to provide a variety of E-commerce services, which may include any combination of IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment services. Each type of the services provided is considered as one performance obligation as they are distinct from other services. Most of the Group's service contracts include multiple performance obligations. The Group charges its brand partners a combination of fixed fees and/or variable fees based on the value of merchandise sold, number of orders fulfilled or other variable factors. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines the stand-alone selling price based on the prices charged to comparable customers or expected cost plus margin.

Revenue generated from IT solutions such as one-time online store design and setup services is recognized when the services are rendered while revenue generated from other types of services are recognized over the service term. The Group applies the practical expedient to recognize revenue from the services, except for one-time online store design and setup services, in the amount which the Group has a right to invoice on a monthly basis with a credit period of one month to four months.

All the costs that the Group incurs in the provision of services are classified as operating expenses on the consolidated statement of operations.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(s) Revenue (Continued)

Gross versus Net Revenue Recognition

The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. Our service revenue, which primarily derived from consignment model, is recorded net of the cost of goods sold as we generally act as an agent in these transactions.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

The Group sometimes receives advance payments from consumers before the service is rendered, which is recorded as advance from customers included in the accrued expenses and other current liabilities on the consolidated balance sheet.

Especially in Brand Management segment, customer purchases of gift cards are not recognized as sales until the card is redeemed and the customer purchases merchandise using the gift card. While a certain number of gift cards, will not be fully redeemed. Management estimates unredeemed balances and recognizes as revenue for these amounts.

Practical Expedients and Exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Group recognizes revenue at the amount it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

(t) Cost of products

Cost of products consists of the purchase price of products and inbound shipping charges, inventory write-downs, design cost and royalty fee. Shipping charges to receive products from the suppliers are included in the inventories and recognized as cost of products upon sale of the products to the customers. Cost of products does not include other direct costs related to product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, etc. Therefore, the Group's cost of products may not be comparable to other companies which include such expenses in their cost of products.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(u) Rebates

Rebates are provided by brand partners under the distribution model and determined based on the product purchase volume on a monthly, quarterly or annual basis. The Group accounts for the volume rebates as a reduction to the price it pays for the products subject to the rebate determination. Volume rebates are estimated based on the Group's past experience and current forecasts and recognized as the Group makes progress towards the purchase threshold. Rebates are also provided as negotiated between the Group and its brand partners, which are recorded as reductions of cost of products in the consolidated statement of operations when the amounts are agreed by both parties.

(v) Fulfillment

Fulfillment costs represent shipping and handling expenses, payment processing and related transaction costs, rental expenses of leased warehouses, packaging material costs and costs incurred in outbound shipping, and operating and staffing of the Group's fulfillment and customer service center, including costs attributable to buying, receiving, inspecting and warehousing inventories and picking, packaging and preparing customer orders for shipment.

(w) Sales and marketing

Sales and marketing expenses consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. Advertising costs are expensed as incurred.

Following the successful acquisition of Gap Shanghai in February 2023, sales and marketing expenses include various store-related costs, such as the amortization of lease improvements and decoration and store rents, etc.

Advertising and promotion costs are primarily related to the provision of marketing and promotion services to brand clients and consist of fees the Group pays to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statement of operations and totaled RMB966,293 and RMB1,231,888 for the six months ended June 30, 2025 and 2026, respectively.

(x) Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, as well as costs associated with computers, storage and telecommunication infrastructure for internal use.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(y) General and administrative

General and administrative expenses consist of payroll related expenses for corporate employees, professional service fees, allowance for credit losses and other corporate overhead costs.

(z) Other operating income (expenses), net

Other operating income mainly consists of government subsidies.

Government subsidies consist of cash subsidies received by the Company's subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB33,065 and RMB30,144 were included in other operating income (expenses), net for the six months ended June 30, 2025 and 2026, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

(aa) Share-based compensation

The Company grants share options and restricted share units to eligible employees, management and directors and accounts for these Share-based awards in accordance with ASC 718 *Compensation – Stock Compensation.*

Employees' Share-based awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at grant date if no vesting conditions are required; or (b) over the requisite service period, net of estimated forfeitures.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

For modification of Share-based awards, the Company records the incremental fair value of the modified award as Share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards with any remaining unrecognized compensation expenses of the original awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ab) Income tax

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Group accounts for current income taxes on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

The Group accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations in the period of change.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

(ac) Operating leases as lessee

Under the lease accounting standard, the Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheet at commencement date. The Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term.

The Company elected the practical expedient not to separate lease and non-lease components of contracts and the short-term lease exemption for all contracts with lease terms of 12 months or less.

In addition to fixed lease payments, some of our leases contain contingent lease payments based on a percentage of revenue or other variables. Contingent lease obligations are not included in the initial measurement of the lease asset or liability and are recognized as lease expense in the period that the contingency is resolved.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ad) Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, the Group's comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive income (loss).

(ae) Earnings (Loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of ordinary shares issuable upon the exercise of stock options and vest of restricted share units (using the treasury stock method).

(af) Redeemable non-controlling interests

Redeemable non-controlling interests ("RNCI") represent interests of certain third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified in the "redeemable non-controlling interest" section of the condensed consolidated balance sheet, outside of shareholders' equity. RNCI are initially recorded at the acquisition date fair value and subsequently are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the non-controlling interest's share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. When the non-controlling interests are currently redeemable or it is probable that the non-controlling interests that are not currently redeemable will become redeemable, the Group recognizes changes in the redemption price immediately as they occur.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ag) Business combinations

U.S. GAAP requires that all business combinations to be accounted for under the acquisition method. Following the acquisition method, the cost of an acquisition is measured as the aggregate of the fair value at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of operations and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgments. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ah) Treasury Stock

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When the treasury stock is retired, an excess of repurchase price over par is allocated between additional paid-in capital and retained earnings.

(ai) Segment information

Prior to January 31, 2023, the Group operates its business in a single segment. With the acquisition of Gap Shanghai, the Group recognized its operations into two segments: E-commerce segment and Brand Management segment. The segment information is set out in Note 23.

(aj) Recently adopted accounting pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"), which provides the option to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. ASU 2025-05 is effective for the Company from January 1, 2026, with early adoption permitted. The Company adopted this standard on January 1, 2026, and elected to adopt the practical expedient prospectively. Such adoption did not have a material impact on the financial statements.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

3. REVENUE

For the six months ended June 30, 2025 and 2026, substantially all of the Group's revenues were generated in the PRC. The disaggregated revenues by types, segments and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
Product sales derived from:		
– E-Commerce, at point of time	1,021,819	**1,051,109**
– Brand Management, at point of time	782,713	**1,022,919**
– Inter-segment elimination	(1,143)	**(3,448)**
Total product sales	1,803,389	**2,070,580**
Service revenue derived from:		
– E-Commerce, over time	2,838,969	**3,089,039**
– E-Commerce, at point of time	48,060	**48,949**
Total E-Commerce service revenue	2,887,029	**3,137,988**
– Brand Management, over time	2,989	**515**
– Inter-segment elimination	(76,386)	**(85,051)**
Total service revenue	2,813,632	**3,053,452**
Total revenue	4,617,021	**5,124,032**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

3. REVENUE (CONTINUED)

Contract liability

The movement of the contract liabilities, which primarily consist of advances from customers for the six months ended June 30, 2026 were as follows:

	Advances from Customers
Opening balance as of January 1, 2026	187,983
Net increase	48,429
Ending balance as of June 30, 2026	**236,412**

Contract liabilities are presented in "Accrued expenses and other current liabilities" in the consolidated balance sheet.

Revenues amounted to RMB166,075 and RMB179,789 were recognized in the six months ended June 30, 2025 and 2026 respectively, that were included in the balance of advance from customers at the beginning of the respective year.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of	
	December 31, 2025	**June 30, 2026**
	RMB	**RMB**
Accounts receivable	2,350,933	**2,290,161**
Allowance for credit losses:		
Balance at beginning of the period	(126,936)	**(177,770)**
Additions	(59,278)	**(3,205)**
Reverse	972	**–**
Exchange loss	7,176	**4,639**
Write-offs	296	**347**
Balance at end of the period	(177,770)	**(175,989)**
Accounts receivable, net	2,173,163	**2,114,172**

An aging analysis based on accounts receivable on the relevant invoice dates is as follows:

	As of	
	December 31, 2025	**June 30, 2026**
	RMB	**RMB**
0-3 months	2,015,506	**1,878,779**
3-6 months	108,953	**145,092**
6-12 months	28,552	**68,249**
Over 1 year	197,922	**198,041**
Accounts receivable, gross	2,350,933	**2,290,161**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

5. INVENTORIES

Inventories consist of the following:

	As of December 31, 2025 RMB	As of June 30, 2026 RMB
Products	876,310	**813,174**
Packing materials and others	3,111	**3,446**
Inventories, net	879,421	**816,620**

Inventories write-downs of RMB67,682 and RMB58,545 were recorded in cost of products in the condensed consolidated statement of operations for the six months ended June 30, 2025 and 2026, respectively.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31, 2025 RMB	As of June 30, 2026 RMB
Rebate receivable from suppliers	148,720	**162,006**
Value-added tax ("VAT") recoverable	81,027	**89,010**
Prepaid expenses	169,377	**180,114**
Deposits[1]	88,848	**90,494**
Interest receivables	42,788	**45,288**
Employee advances[2]	8,193	**9,008**
Others	37,031	**42,738**
Prepayment and other current assets	575,984	**618,658**

(1) Deposits represent rental deposits and deposits paid to third-party platforms.

(2) Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of December 31, 2025 RMB	As of June 30, 2026 RMB
Electronic devices	300,567	**304,829**
Vehicle	3,348	**4,180**
Furniture and office equipment	252,095	**255,374**
Leasehold improvement	435,948	**448,587**
Machinery	121,109	**123,405**
Buildings	405,520	**410,799**
Total	1,518,587	**1,547,174**
Accumulated depreciation and amortization	(759,884)	**(811,568)**
Property and equipment, net	758,703	**735,606**

Depreciation and amortization expenses were RMB74,160 and RMB70,271 for the six months ended June 30, 2025 and 2026, respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	As of December 31, 2025 RMB	As of June 30, 2026 RMB
Internally developed software	495,004	**512,752**
Customer relationship	976	**976**
Brand	15,620	**15,621**
Technology	184,800	**184,800**
Supplier relationship	12,100	**12,100**
Trademark	16,200	**16,200**
Accumulated amortization	(401,776)	**(432,587)**
Intangible assets, net	322,924	**309,862**

Amortization expenses for intangible assets were RMB38,952 and RMB30,810 for the six months ended June 30, 2025 and 2026, respectively.

Estimated amortization expenses of the existing intangible assets for the remaining 2026 and for each of 2027, 2028, 2029 and 2030 are RMB35,030, RMB69,148, RMB66,083, RMB51,528 and RMB40,531, respectively.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

9. LONG-TERM INVESTMENT

Long-term debt investments

Long-term debt investments primarily include held-to-maturity debt securities measured at amortized cost basis and certain debt investments under FVO election.

Held to maturity debt securities represent the note securities that the Group has positive intent and ability to hold to maturity with maturities of more than one year. As of June 30, 2026, the carrying amounts for the investments, net of nil allowance for credit losses are RMB87,281. The gross unrecognized holding gains on the investments were nil as of June 30, 2026. Interest income recorded on these held-to-maturity debt securities in the consolidated statements of comprehensive income were RMB937 and RMB5,810 for the six months ended June 30, 2025 and 2026, respectively.

The following table summarizes the net carrying amount of held-to-maturity debt securities with stated contractual dates, classified by the contractual maturity dates of the investments:

	As of	
	December 31, 2025 RMB	**June 30, 2026 RMB**
Due in 2 years through 5 years	87,340	**87,281**

As of June 30, 2026, the carrying amount of the investments under FVO election is RMB141,094. The fair value gain of RMB433 was recorded and presented in "unrealized investment (loss) income" in the consolidated statements of operations for the six months ended June 30, 2026.

Long-term equity investments

Long-term equity investments, consist of the followings:

	As of	
	December 31, 2025 RMB	**June 30, 2026 RMB**
Equity method investees	129,705	**126,316**
Equity securities measured at fair value	27,349	**19,890**
Equity securities without readily determinable fair values	99,352	**97,063**
	256,406	**243,269**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

9. LONG-TERM INVESTMENT (CONTINUED)

(a) Investments in equity method investees

	As of	
	December 31, 2025 RMB	June 30, 2026 RMB
Beijing Pengtai Baozun E-commerce Co., Ltd.(1)	51,767	48,189
Hunter Gcsea Limited.(2)	76,968	77,066
Others	970	1,061
Total	129,705	126,316

(1) In January 2018, the Group invested RMB13,328 to establish an e-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. ("Beijing Pengtai") through a joint venture agreement. Baozun holds 49% equity interest and Beijing Pengtai holds 51% equity interest. Share of loss in equity method investment of RMB2,288 and share of loss of RMB3,578 was recognized for the six months ended June 30, 2025 and 2026, respectively.

(2) In October 2023, the Group entered into an agreement with ABG HUNTER LLC ("ABG") to form a joint venture company which is Hunter Gcsea Limited to expand ABG's portfolio of brands' business. Baozun holds 51% equity interest and ABG holds 49% equity interest. As the Group only has significant influence over Hunter Gcsea Limited, all major operational decisions required written consent from the other shareholder, it is accounted for under the equity method of accounting. Share of income in equity method investment of RMB4,968 and RMB5,069 was recognized for the six months ended June 30, 2025 and 2026, respectively.

(b) Investments in equity securities measured at fair value

In January 2021, Baozun entered into a share purchase agreement with Amber International, an independent online marketing and enterprise data solutions provider in China, and purchased 649,349 newly issued Class B ordinary shares ("Issued Class B Shares") of Amber International at an aggregate subscription price of approximately US$17.2 million. Holders of Class B ordinary shares of Amber International are entitled to 20 votes per share. Pursuant to the share purchase agreement with an existing shareholder of Amber International, Baozun purchased 2,471,468 American Depositary Shares ("ADSs") at an aggregate purchase price of approximately US$32.8 million. Two ADSs represent one Class A ordinary share of Amber International. Holders of Class A ordinary shares of Amber International are entitled to one vote per share. After the closing of the above transactions, Baozun acquired and beneficially owns approximately 4% of Amber International's total outstanding shares, representing approximately 10% total voting equity of Amber International. Since the Company cannot exert significant influence on the investee, the investment is recorded as equity securities measured at fair value. An unrealized investment gain of RMB4,511 and unrealized investment loss of RMB567 was recognized for the six-month ended June 30, 2025 and 2026, respectively.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

9. LONG-TERM INVESTMENT (CONTINUED)

(b) Investments in equity securities measured at fair value (Continued)

In June 2021, the Group acquired 4,908,939 Class B preferred shares of Fosun Fashion Group (Cayman) Limited ("Fosun"), a private company, which represents 1.57% voting interests, at an aggregate subscription price of RMB76,716. The investment was not in-substance common stock, and the investment was recorded as equity securities without determinable fair value as of December 31, 2021. Fosun was renamed as Lanvin Group ("Lanvin") in October 2021. In December 2022, the Group further acquired 300,000 ordinary shares of Lanvin with a consideration of RMB21,170. On December 15, 2022, Lanvin got listed on New York stock Exchange by SPAC and the 4,908,939 Class B preferred shares was converted into 1,321,790 ordinary shares. The investment was measured at fair value and an unrealized investment gain of RMB1,631 and unrealized investment loss of RMB6,713 was recognized for the six months ended June 30, 2025 and 2026, respectively.

(c) Investments in equity securities without readily determinable fair values

Investments in equity securities without readily determinable fair values were RMB99,352 and RMB97,063 as of December 31, 2025 and June 30, 2026, respectively. The carrying amount of the investments as of June 30, 2026 is composed by investments in four private companies. Since the investments are not in-substance common stock, they are accounted for as investments in equity securities without readily determinable fair value.

The Group is required to perform an impairment assessment of its investment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group recognized impairment losses of nil for the six months ended June 30, 2025 and 2026, respectively.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

10. SHORT-TERM LOAN

The short-term loan as of December 31, 2025 and June 30, 2026 were as follows:

	As of	
	December 31, 2025 RMB	**June 30, 2026 RMB**
Short-term loan		
Short-term bank borrowings	1,207,773	**1,238,975**

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,632,000 for the year ended December 31, 2025 and RMB4,090,000 for the six months ended June 30, 2026, which can only be used to maintain daily operation.

As of December 31, 2025, the Group had utilized credit facilities in amount of RMB1,012,928, RMB128,282 and RMB386,245 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,104,545 of the credit facilities was available for future borrowing as of December 31, 2025. The credit facilities will expire during the period from January to December 2026.

As of June 30, 2026, the Group had utilized credit facilities in amount of RMB1,070,975, RMB147,057 and RMB217,902 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,654,066 of the credit facilities was available for future borrowing as of June 30, 2026. The credit facilities will expire during the period from July 2026 to May 2027.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	
	December 31, 2025 RMB	**June 30, 2026 RMB**
Logistics expenses accruals	206,182	**193,363**
Contract liabilities	187,983	**236,412**
Outsourced labor cost payable	105,874	**130,594**
Salary and welfare payable	331,955	**269,281**
Professional fee accruals	22,466	**29,550**
Marketing expenses accruals	348,307	**379,539**
Other tax payable	43,154	**32,850**
Sales return accrual	15,658	**9,724**
Consideration payables in relation to business combinations	10,064	**–**
Others	87,746	**82,128**
Accrued expenses and other current liabilities	1,359,389	**1,363,441**

12. ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consist of the following:

	As of	
	December 31, 2025 RMB	**June 30, 2026 RMB**
Accounts payable	466,081	**453,427**
Notes payable	335,171	**235,386**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

12. ACCOUNTS AND NOTES PAYABLE (CONTINUED)

An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of December 31, 2025 RMB	**June 30, 2026 RMB**
0-12 months	466,081	**453,427**
Over 1 year	–	**–**
Accounts payable, gross	466,081	**453,427**

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of December 31, 2025 RMB	**June 30, 2026 RMB**
0-12 months	335,171	**235,386**
Over 1 year	–	**–**
Notes payable, gross	335,171	**235,386**

13. INCOME TAX

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company's subsidiaries incorporated in Hong Kong, the profits tax rate is calculated at 16.5% of the estimated assessable profits for the year, except for one subsidiary of the Company which is a qualifying corporation under the two-tiered Profits Tax rate regime. For this subsidiary, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), the Company's subsidiaries and VIEs domiciled in the PRC are subject to 25% statutory rate. According to National Tax Letter 2009 No. 203, if an entity is certified as a "High and New Technology Enterprise"("HNTE"), it is entitled to a preferential income tax rate of 15%. For the six months ended June 30, 2026, three subsidiaries of the Group obtained the HNTE certificate, therefore applied 15% tax rate.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

13. INCOME TAX (CONTINUED)

Taxation for other overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Many countries and jurisdictions have enacted new tax laws to implement the Pillar Two model rules published by the Organization for Economic Cooperation and Development ("OECD") effective from January 1, 2024. The OECD's Pillar Two initiative introduced a 15% global minimum tax applied on a jurisdiction-by-jurisdiction basis. The Group considers the current impact of the adoption of a global minimum effective tax is not material. The Group continues to monitor regulatory developments, as well as additional guidance from the OECD and continues to evaluate the impact.

As the statutory income tax rate in the Cayman Islands, the country of domicile of the Company, is at 0%, we determine the PRC as the de facto country of domicile and use the statutory income tax rate of the PRC in the rate reconciliation for purpose of applying the income tax disclosure requirements throughout ASC Topic 740 because we have the most significant operations in the PRC.

PRC and foreign income (loss) before taxes are set forth below:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
PRC	(36,974)	**61,168**
Other Foreign Jurisdictions	(51,509)	**14,324**
	(88,483)	**75,492**

The details of our income tax provision (benefit) are set forth below:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
Current tax:		
PRC	16,367	**30,260**
Foreign	(4,851)	**2,013**
	11,516	**32,273**
Deferred tax:		
PRC	(1,724)	**2,612**
Foreign	(2,845)	**313**
	(4,569)	**2,925**
Total provision for income taxes	6,947	**35,198**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

14. OPERATING LEASE LIABILITIES

The following table discloses the weighted-average remaining lease term and weighted-average discount rate for the Group's leases:

	For the six months ended June 30,	
Lease Term and Discount Rate	2025	**2026**
Weighted-average remaining lease term:		
– Operating leases	4.07 years	**3.79 years**
Weighted-average discount rate:		
– Operating leases	6.12%	**5.84%**

Maturities of operating lease liabilities as of June 30, 2026 were as follows:

	As of June 30, 2026 Operating lease RMB
2026	138,918
2027	208,655
2028	140,054
2029	101,770
2030	80,023
Thereafter	50,754
Total lease commitment	720,174
Less: imputed interest	(72,734)
Total operating lease liabilities	647,440
Less: current operating lease liabilities	(220,180)
Long-term operating lease liabilities	427,260

As of June 30, 2026, the future lease payments for short-term operating leases that are not capitalized as right-of-use assets were RMB6,308.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

14. OPERATING LEASE LIABILITIES (CONTINUED)

Supplemental cash flow information related to leases for the six months ended June 30, 2025 and 2026 is as follows:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
Cash paid for amounts included in measurement of liabilities:		
Operating cash flows from operating leases	138,511	**142,868**
Right-of-use assets obtained in exchange for lease liabilities:		
Operating leases	84,459	**23,329**

During the six months ended June 30, 2025 and 2026, the Group incurred operating lease expenses of RMB162,160 and RMB134,716 (excluding RMB6,308 for short-term leases not capitalized as right-of-use assets), respectively. During the six months ended June 30, 2025 and 2026, the Group incurred variable lease costs expenses of RMB7,576 and RMB5,917, respectively.

15. REDEEMABLE NON-CONTROLLING INTERESTS

In October 2021, Cainiao Smart Logistics Investment Limited ("Cainiao") entered into a shareholder agreement with Baozun Inc. and acquired 30% equity interest of Baotong Inc., a subsidiary of the Group with the total consideration of US$217.9 million, equivalent to RMB1,392.5 million.

Pursuant to the shareholder agreement, the pre-money valuation of Baotong shall be subject to adjustment in accordance with the achievement percentage of FY2022 target net profit of Baotong. Since Baotong's net profit of FY2022 was less than the target net profit, Baozun was obliged to compensate Cainiao by cash or shares of Baotong or a combine of both. Therefore, a derivative liability of US$52.8 million, equivalent to RMB364.8 million, was recorded as of December 31, 2022. Upon the further agreement between Cainiao and the Group in 2023, the compensation was finalized and the adjustment of US$3.4 million, equivalent to RMB24.5 million, to the derivative liability was recorded with a corresponding fair value gain recognized in the consolidated statement of operations for the year ended December 31, 2023.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

15. REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

Subsequently in 2023, the derivative liability has been settled with the combination of cash of US$10.2 million, equivalent to RMB74.0 million, and 7% share of Baotong's equity to non-controlling shareholder with designated value of RMB100.8 million, with a gain of RMB182.2 million as additional paid-in capital of the Group.

In addition, according to the agreement, if certain triggering events occur, Cainiao has the right to exercise a put option requiring Baozun to redeem Baotong's shares within 12 months starting from August 2024, at a price equal to the initial investment plus an internal rate of 6%. In July 2025, Cainiao did not exercise this put option and the put option of Cainiao has expired. The carrying amount of redeemable non-controlling interest in Cainiao was reclassified to non-controlling interest in permanent equity.

In April 2024, the Group completed its acquisition of 51% equity interests in Zhejiang Location, a Hangzhou-based Douyin partner specializing in apparel and accessories categories. Pursuant to the share purchase agreement, the Group should acquire additional 24% and 15% equity interest in Location from initial shareholders of Location upon the achievement of 2025 and 2026 performance conditions as defined in the share purchase agreement, respectively. As the redemption of the non-controlling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group's consolidated balance sheet. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and subsequently adjusted to the redemption value at each reporting date.

The following tables provide details of the redeemable non-controlling interest movement for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
Balance as of January 1	1,670,379	**57,619**
Net income attributable to redeemable non-controlling interest	14,375	**8,573**
Adjustment of the redeemable non-controlling interest	692	**(4,361)**
Balance as of June 30	1,685,446	**61,831**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

16. ORDINARY SHARES AND TREASURY STOCK

In January 2024, the Company announced a share repurchase plan with a maximum amount of US$20 million over the next 12 months. For the six months ended June 30, 2025 and 2026, the Company repurchased 1,471,428 and nil shares of treasury stock for a total amount of US$1.4 million and nil, respectively.

For the six months ended June 30, 2025 and 2026, no share options were exercised, 177,900 and 106,348 restricted share units were vested, respectively.

17. NET (LOSS) INCOME PER SHARE

Basic and diluted net (loss) income per share for each of the periods presented are calculated as follows:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
Numerator:		
Net (loss) income	(92,722)	**42,027**
Net loss (income) attributable to non-controlling interests	10,059	**(23,893)**
Net income attributable to redeemable non-controlling interests	(14,375)	**(8,573)**
Net (loss) income attributable to ordinary shareholders of Baozun Inc.	(97,038)	**9,561**
Net (loss) income per share attributable to ordinary shareholders of Baozun Inc.		
Basic	(0.56)	**0.05**
Diluted	(0.56)	**0.05**
Net (loss) income per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.		
Basic	(1.68)	**0.16**
Diluted	(1.68)	**0.16**
Shares (Denominator):		
Weighted average number of ordinary shares		
Basic	173,335,650	**174,356,662**
Diluted	173,335,650	**175,643,316**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

17. NET (LOSS) INCOME PER SHARE (CONTINUED)

As of June 30, 2025, the Group had 2,050,422 outstanding restricted share units and options, respectively, which were excluded from the calculation of diluted loss per share as their effects would have been anti-dilutive.

As of June 30, 2026, when calculating the diluted income per share, 390,285 restricted share units and options were excluded from the calculation of diluted income per share as their effects would have been anti-dilutive.

18. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of June 30, 2026:

Name of related parties	Relationship with the Group
Beijing Pengtai Baozun E-commerce Co., Ltd. ("Pengtai")	Equity method investee of the Group
Hangzhou Juxi Technology Co., Ltd. ("Juxi")	Equity method investee of the Group
Jiangsu Shanggao Supply Chain Co., Ltd. ("Shanggao")	Equity method investee of the Group
Signify Lighting Technology (Shanghai) Co., Ltd. ("Signify")	Equity method investee of the Group
Laifeng Brand Management (Shanghai) Co., Ltd. ("Laifeng")	Equity method investee of the Group
Jiangsu Creaway Supply Chain Management Co., Ltd. ("Creaway Group")	Non-controlling shareholder of BolTone, one subsidiary of the Group
Changsha Benwei Fresh Food Brand Management Co., Ltd. ("Benwei")	Equity investee of the Group
Aoxue Culture Communication (Beijing) Co., Ltd. ("AX")	Equity investee of the Group
Sesame Blooming Limited ("Sesame")	Equity investee of the Group

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

18. RELATED PARTY TRANSACTIONS (CONTINUED)

(a) The Group entered into the following transactions with its related parties:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
Revenue derived from:		
Store operation service revenue generated from Pengtai	158	**–**
Store operation service revenue generated from Signify	1,433	**–**
Logistic service revenues collected by Creaway Group[(1)]	553	**–**
Logistic service revenues generated from Creaway Group[(1)]	5,382	**4,766**
Others	1,137	**766**
	8,663	**5,532**
Service fees:		
Logistic service expenses advanced by Creaway Group[(1)]	254	**101**
Logistic service expenses paid to Creaway Group[(1)]	3,769	**1,470**
	4,023	**1,571**

(1) The related party transactions in respect of Creaway Group above constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in the Directors' Report.

19. COMMITMENTS

The Group has leases commitment, please refer to Note 14.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

20. SHARE-BASED COMPENSATION

Share incentive plan

As of June 30, 2026, the Company had share incentive plans which were adopted in May 2014 and May 2015 and furtherly replaced by a share incentive plan adopted in October 2022 ("2022 Share Incentive Plan"), pursuant to which, various types of awards such as options, restricted shares, restricted share units, share payments and share appreciation rights are available to be granted.

Share options

A summary of option activities during the six months ended June 30, 2026 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options	Weighted Average Grant-Date Fair Value
		RMB		RMB	USD
Outstanding, as of January 1, 2026	70,335	10.5	0.1	–	0.83
Forfeited	–				–
Exercised	–				–
Outstanding, as of June 30, 2026	70,335	10.5	1.6	–	0.83
Vested and expected to vest as of June 30, 2026	70,335	10.5	1.6	–	0.83
Exercisable as of June 30, 2026	70,335	10.5	1.6	–	0.83

No share options were granted during the six months ended June 30, 2025 and 2026.

The aggregate intrinsic value of options exercised during the six months ended June 30, 2025 and 2026 was RMB209 and nil, respectively.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

20. SHARE-BASED COMPENSATION (CONTINUED)

Restricted share units

Under 2022 Share Incentive Plan, no restricted share units were granted during the six months ended June 30, 2026. A summary of the restricted share units activities during the six months ended June 30, 2026 is presented below:

	Number of restricted share units	Weighted-average Grant-Date Fair Value
		RMB
Outstanding and unvested, as of January 1, 2026	1,081,800	11.30
Granted	3,528,357	5.42
Vested	(106,348)	12.69
Forfeited	(22,952)	6.07
Outstanding and unvested, as of June 30, 2026	4,480,857	6.66

The fair value of restricted share units granted was determined based on the fair value of the Company's ordinary shares on the grant date.

As of June 30, 2026, there was RMB14,080 unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 2.83 years.

The Group recorded compensation expenses of RMB16,790 and RMB4,438 for both share options and restricted share units for the six months ended June 30, 2025 and 2026, respectively, which were classified in the accompanying consolidated statement of operations as follows:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
Fulfillment	603	**957**
Sales and marketing	2,188	**1,498**
Technology and content	870	**(617)**
General and administrative	13,129	**2,600**
	16,790	**4,438**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

21. EMPLOYEE BENEFIT PLANS

The Group's PRC subsidiaries are required by law to contribute certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB200,834 and RMB199,384 for the six months ended June 30, 2025 and 2026, respectively, for such benefits.

22. RESTRICTED NET ASSETS

The Company's subsidiaries and VIE, in accordance with the PRC Company Laws, must make appropriation from their after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profit as determined under PRC GAAP until such reserve has reached 50% of the registered capital of the respective company. Appropriation of the statutory public welfare fund and discretionary surplus fund are made at the discretion of the Company.

The appropriation to these reserves by the Group's PRC entities were RMB2,998 and RMB4,898 for the six months ended June 30, 2025 and 2026. The accumulated reserves as of December 31, 2025 and June 30, 2026 were RMB176,516 and RMB181,414 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional-paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIE. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB3,424,947 and RMB3,429,844 as of December 31, 2025 and June 30, 2026 respectively.

23. SEGMENT INFORMATION

(a) Description of segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the "CODM"), which is identified as the chief executive officer. The CODM regularly reviews the operation data, segment profits and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

After the acquisition of Gap Shanghai, being the first brand brought into Brand Management starting from February 1, 2023, the Group updated its operating segments structure into two operating segments, which are (i) E-commerce; (ii) Brand Management, in the purpose of better reflecting the business developments.

The following summary describes the operations in each of the Group's operating segment:

(i) **E-commerce** focuses on Baozun business and comprises two business lines, BEC (Baozun E-commerce) and BZI (Baozun International).

a> BEC includes our Chinese Mainland E-commerce businesses, such as brands' store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

b> BZI includes our E-commerce businesses outside of Chinese Mainland, including locations such as Hong Kong SAR, Macau SAR, Taiwan Region and South East Asia.

(ii) **Brand Management** engages in holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology enablement to leverage our portfolio of technologies to build into longer and deeper relationships with brands. The primary brand under the Company's brand management is Gap in Greater China.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

23. SEGMENT INFORMATION (CONTINUED)

(b) Segments data

The table below provides a summary of the Group's reportable segment results for the six months ended June 30, 2025 and 2026 with prior periods' segment information retrospectively presented to conform to current period presentation:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
Net revenues:		
E-commerce	3,908,848	**4,189,097**
Brand Management	785,702	**1,023,434**
Inter-segment eliminations*	(77,529)	**(88,499)**
Total consolidated net revenues	4,617,021	**5,124,032**
****Adjusted Operating Profits (Losses):**		
E-commerce	(4,679)	**120,010**
Brand Management	(56,064)	**(37,855)**
Inter-segment eliminations*	(33)	**219**
Total Adjusted Operating (Losses) Profits	(60,776)	**82,374**
Inter-segment eliminations*		
Unallocated expenses:		
Share-based compensation expenses	(16,790)	**(4,438)**
Amortization of intangible assets resulting from business acquisition	(15,802)	**(14,270)**
Total other income	4,885	**11,826**
(Loss) Profits before income tax	(88,483)	**75,492**

* The Inter-segment eliminations mainly consist of revenues from services provided by E-commerce to Brand Management.

** Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses, amortization of intangible assets resulting from business acquisition, and cancellation fees of repurchased shares.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

23. SEGMENT INFORMATION (CONTINUED)

(b) Segments data (Continued)

Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
E-Commerce	52,178	**48,074**
Brand Management	21,982	**22,197**
Total depreciation of property and equipment, net	74,160	**70,271**

The Group's Chief Operating Decision Maker does not evaluate the performance of the Group's assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Geographic Area Information

Geographic revenue information is based on the location of our customer operates. As the Group's customers are mainly located in the PRC and the Group revenues derived from within the PRC are RMB4,553,686 and RMB5,060,933 for the six months ended June 30, 2025 and 2026, respectively.

24. DIVIDEND

The Board did not recommend the distribution of any interim dividend for the six-month period ended June 30, 2025 and 2026.

25. SUBSEQUENT EVENT

Save as disclosed in this interim report, no event that has taken place subsequent to June 30, 2026 that may have a material impact on the Group's operating and financial performance.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

26. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

As the Company's ordinary shares are dual listed in the United States and Hong Kong, the Hong Kong Stock Exchange requires that the Company to prepare and include a reconciliation statement as part of its interim reporting, disclosing material differences between the Group's financial statements prepared under USGAAP and IFRS Accounting Standards. The reconciliation between US GAAP and IFRS Accounting Standards for the interim financial statements as of and for the six months ended June 30, 2025 and 2026, are presented as below:

Reconciliation of consolidated statement of operations and comprehensive Income and balance sheet:

	For the six months ended June 30, 2026						
Reconciliation of Consolidated Statement of Operations and Comprehensive Income	Amounts as reported under US GAAP	Share-based compensation (Note (i))	Operating leases (Note (ii))	Classification and measurement of RNCI (Note (iii))	Issuance Cost (Note (iv))	Investments measured at fair value (Note (v))	Amounts as reported under IFRS Accounting Standards
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses:							
Fulfillment	(1,068,661)	249	10,563	-	-	-	(1,057,849)
Sales and marketing	(2,070,528)	643	575	-	-	-	(2,069,310)
Technology and content	(238,974)	516	-	-	-	-	(238,458)
General and administrative	(339,269)	1,347	10,211	-	-	-	(327,711)
Total operating expenses	(5,060,366)	2,755	21,349	-	-	-	(5,036,262)
Other income (expenses):							
Interest expense	(17,844)	-	(15,721)	-	-	-	(33,565)
Changes in redemption liabilities	-	-	-	(842)	-	-	(842)
Fair value changes on investments measured at fair value through profit or loss	-	-	-	-	-	-	-
Net income before income tax and share of income in equity method investment	75,492	2,755	5,628	(842)	-	-	83,033
Income tax expense	(35,189)	-	(1,313)	-	-	-	(36,511)
Net income (loss)	42,027	2,755	4,315	(842)	-	-	48,255
Net (income) loss attributable to redeemable non-controlling interests	(8,573)	-	-	8,573	-	-	-
Net loss (income) attributable to non-controlling interests	(23,893)	-	-	(8,573)	-	-	(32,466)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	9,561	2,755	4,315	(842)	-	-	15,789

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

26. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (CONTINUED)

Reconciliation of consolidated statement of operations and comprehensive Income and balance sheet: (Continued)

	For the six months ended June 30, 2026						
	Amounts as reported under US GAAP	Share-based compensation (Note (i))	Operating leases (Note (ii))	Classification and measurement of RNCI (Note (iii))	Issuance Cost (Note (iv))	Investments measured at fair value (Note (v))	Amounts as reported under IFRS Accounting Standards
Reconciliation of Consolidated Statement of Operations and Comprehensive Income	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Other comprehensive income, net of tax of nil:							
Foreign currency translation adjustment	(22,928)	-	(28)	-	-	-	(22,956)
Comprehensive (loss) income	19,099	2,755	4,287	(842)	-	-	25,299
Total comprehensive (income) loss attributable to redeemable non-controlling interests	(8,573)	-	-	8,573	-	-	-
Total comprehensive loss (income) attributable to non-controlling interests	(23,893)	-	-	(8,573)	-	-	(32,466)
Total comprehensive (loss) income attributable to ordinary shareholders of Baozun Inc.	(13,367)	2,755	4,287	(842)	-	-	(7,167)
Reconciliation of Consolidated Balance Sheet							
Operating lease right-of-use assets	579,384	-	(55,509)	-	-	-	523,875
Investments in equity investees	243,269	-	-	-	-	-	243,269
Deferred tax asset	278,109	-	11,794	-	-	-	289,903
TOTAL ASSETS	9,571,037	-	(43,715)	-	-	-	9,527,322
Accrued expenses and other current liabilities	1,363,441	-	-	-	-	-	1,363,441
Financial liabilities at fair value through profit or loss	-	-	-	57,413	-	-	57,413
TOTAL LIABILITIES	4,055,975	-	-	57,413	-	-	4,113,388
Redeemable non-controlling interests	61,831	-	-	(61,831)	-	-	-
Additional paid-in capital	4,647,628	3,154	-	(53,718)	35,652	-	4,632,716
Accumulated deficit	(924,324)	(3,154)	(43,687)	(3,694)	(35,652)	-	(1,010,511)
Accumulated other comprehensive income (loss)	4,563	-	(28)	-	-	-	4,535
Total Baozun Inc. shareholders' equity	3,638,051	-	(43,715)	(57,412)	-	-	3,536,924
Non-controlling interests	1,815,180	-	-	61,830	-	-	1,877,010
Total shareholders' equity	5,453,231	-	(43,715)	4,418	-	-	5,413,934
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY	9,571,037	-	(43,715)	-	-	-	9,527,322

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

26. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (CONTINUED)

Reconciliation of consolidated statement of operations and comprehensive Income and balance sheet: (Continued)

	For the six months ended June 30, 2025						
Reconciliation of Consolidated Statement of Operations and Comprehensive Income	Amounts as reported under US GAAP	Share-based compensation (Note (i))	Operating leases (Note (ii))	Classification and measurement of RNCI (Note (iii))	Issuance Cost (Note (iv))	Investments measured at fair value (Note (v))	Amounts as reported under IFRS Accounting Standards
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses:							
Fulfillment	(1,130,482)	283	9,660	–	–	–	(1,120,539)
Sales and marketing	(1,738,197)	1,156	81	–	–	–	(1,736,960)
Technology and content	(231,130)	376	–	–	–	–	(230,754)
General and administrative	(394,862)	6,914	10,749	–	–	–	(377,199)
Total operating expenses	(4,710,389)	8,729	20,490	–	–	–	(4,681,170)
Other income (expenses):							
Interest expense	(24,309)	–	(22,429)	–	–	–	(46,738)
Changes in redemption liabilities	–	–	–	(278,564)	–	–	(278,564)
Fair value changes on investments measured at fair value through profit or loss	–	–	–	–	–	–	–
Net (loss) Income before income tax and share of income in equity method investment	(88,483)	8,729	(1,939)	(278,564)	–	–	(360,257)
Income tax expense	(6,947)	–	(573)	–	–	–	(7,520)
Net income (loss)	(92,722)	8,729	(2,512)	(278,564)	–	–	(365,069)
Net (income) loss attributable to redeemable non-controlling interests	(14,375)	–	–	14,375	–	–	–
Net loss (income) attributable to non-controlling interests	10,059	–	–	(14,375)	–	–	(4,316)
Net (loss) income attributable to ordinary shareholders of Baozun Inc.	(97,038)	8,729	(2,512)	(278,564)	–	–	(369,385)
Other comprehensive income, net of tax of nil:							
Foreign currency translation adjustment	(21,722)	–	(55)	–	–	–	(21,777)
Comprehensive (loss) income	(114,444)	8,729	(2,567)	(278,564)	–	–	(386,846)

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

26. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (CONTINUED)

Reconciliation of consolidated statement of operations and comprehensive Income and balance sheet: (Continued)

	For the six months ended June 30, 2025						
	Amounts as reported under US GAAP	Share-based compensation (Note (i))	Operating leases (Note (ii))	Classification and measurement of RNCI (Note (iii))	Issuance Cost (Note (iv))	Investments measured at fair value (Note (v))	Amounts as reported under IFRS Accounting Standards
Reconciliation of Consolidated Statement of Operations and Comprehensive Income	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Total comprehensive (income) loss attributable to redeemable non-controlling interests	(14,375)	–	–	14,375	–	–	–
Total comprehensive loss (income) attributable to non-controlling interests	10,059	–	–	(14,375)	–	–	(4,316)
Total comprehensive (loss) income attributable to ordinary shareholders of Baozun Inc.	(118,760)	8,729	(2,567)	(278,564)	–	–	(391,162)
Reconciliation of Consolidated Balance Sheet							
Operating lease right-of-use assets	688,876	–	(54,711)	–	–	–	634,165
Investments in equity investees	338,149	–	–	–	–	–	338,149
Deferred tax asset	235,472	–	10,100	–	–	–	245,572
TOTAL ASSETS	9,621,364	–	(44,611)	–	–	–	9,576,753
Accrued expenses and other current liabilities	1,151,295	–	–	–	–	–	1,151,295
Financial liabilities at fair value through profit or loss	–	–	–	1,959,930	–	–	1,959,930
TOTAL LIABILITIES	3,954,766	–	–	1,959,930	–	–	5,914,696
Redeemable non-controlling interests	1,685,446	–	–	(1,685,446)	–	–	–
Additional paid-in capital	4,649,833	13,559	–	(47,443)	35,652	–	4,651,601
Accumulated deficit	(788,823)	(13,559)	(44,556)	(278,565)	(35,652)	–	(1,161,155)
Accumulated other comprehensive income (loss)	32,853	–	(55)	–	–	–	32,798
Total Baozun Inc. shareholders' equity	3,788,247	–	(44,611)	(326,008)	–	–	3,417,628
Non-controlling interests	192,905	–	–	51,524	–	–	244,429
Total shareholders' equity	3,981,152	–	(44,611)	(274,484)	–	–	3,662,057
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY	9,621,364	–	(44,611)	–	–	–	9,576,753

26. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (CONTINUED)

Reconciliation of consolidated statement of operations and comprehensive Income and balance sheet: (Continued)

Notes:

(i) **Share-based compensation**

Under U.S. GAAP, the Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting and with only service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the options that are vested at that date.

Under IFRS Accounting Standards, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

(ii) **Operating leases**

As a lessee, the Group recognized a lease liability based on the present value of the total remaining lease payments, and a corresponding right of use asset under U.S. GAAP. The Group subsequently recognize an operating lease expense on straight line basis over the lease term as one single item within each expense category that the leases are allocated to.

IFRS Accounting Standards requires entities to present interest expense on the lease liability and depreciation on the right of use assets separately in the statement of operations. The combination of a straight-line depreciation of the right-of-use asset and the effective interest rate method applied to the lease liability will result in a higher total charge to profit or loss in the initial years of the lease terms, and a decreasing expense during the latter years of the lease terms.

(iii) **Classification and measurement of Redeemable non-controlling interests ("RNCI")**

Under U.S. GAAP, RNCI represents non-controlling interests in subsidiary held by third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified as mezzanine equity in the "redeemable non-controlling interest" section of the consolidated balance sheet, outside of shareholders' equity. RNCI are initially recorded at the acquisition date fair value and subsequently are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the non-controlling interest's share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. Changes in the RNCI amount are recognized in retained earnings immediately as they occur.

Under IFRS Accounting Standards, redeemable non-controlling interests are required to be designated as financial liabilities at fair value through profit or loss which are initially recognized at fair value with subsequent changes in fair value to be recognized in profit or loss.

(iv) **Issuance Cost**

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("issuance costs") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRS Accounting Standards, only those issuance costs considered directly attributable to the issuance of new shares to investors can be capitalized. Those issuance costs considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

(v) **Investment**

Under U.S. GAAP, the Company elected to measure an investment in equity security without a readily determinable fair value that does not qualify equity method of accounting or not qualify for the practical expedient to estimate fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Under IFRS Accounting Standards, the Company measured the investments in equity instruments at fair value through profit or loss (FVTPL).